Exhibit (a)(1)(A)
Offer to Purchase for Cash
(the “Offer”)
All Outstanding Shares of Common Stock
(the “Shares”)
of
NEON Systems, Inc.
(“NEON” or the “Company”)
at
$6.20 Net Per Share
by
Noble Acquisition Corp.
(“Purchaser”),
a wholly owned subsidiary of
Progress Software Corporation
(“Progress”)
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON JANUARY 27, 2006, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION DATE”).
       The Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 19, 2005 (the “Merger Agreement”), among Progress, Purchaser and the Company. The Offer is being made for all outstanding Shares and is not conditioned upon Purchaser or Progress obtaining any financing. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the Expiration Date of the Offer a number of Shares that, together with any other Shares then owned by Progress, Purchaser or any other subsidiary of Progress on the date such Shares are purchased pursuant to the Offer, represents a majority of the sum of the outstanding Shares of the Company as of the Expiration Date of the Offer and the number of Shares of the Company issuable pursuant to outstanding stock options and warrants that are vested and exercisable as of April 19, 2006. The Offer is also subject to the other conditions set forth in this Offer to Purchase. See Section 15.

      The Board of Directors of the Company (the “Company Board”) unanimously determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger (as defined herein)) are advisable and are fair to and in the best interests of the Company and the Company’s stockholders, and approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) in accordance with the requirements of Delaware law. The Company Board unanimously recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

IMPORTANT
      If you wish to tender all or any portion of your Shares, you should either (1) (a) complete and sign the accompanying Letter of Transmittal according to the instructions in the Letter of Transmittal and mail or deliver it, together with any required signature guarantees and any other required documents, to American Stock Transfer & Trust Company, the Depositary for the Shares and the Offer (the “Depositary”), and mail or deliver the certificates representing the Shares to the Depositary together with any other documents required by the Letter of Transmittal or (b) tender the Shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase, or (2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your Shares. If you desire to tender your Shares and (1) your certificates are not immediately available or cannot be delivered to the Depositary, (2) you cannot comply with the procedure for book-entry transfer, or (3) your other required documents cannot be delivered to the Depositary by the expiration of the Offer, you must tender your Shares according to the guaranteed delivery procedure described in Section 3 of this Offer to Purchase.
      Questions and requests for assistance may be directed to Georgeson Shareholder Securities Corporation, the dealer manager for the Offer (the “Dealer Manager”) or Georgeson Shareholder Communications Inc., the information agent for the Offer (the “Information Agent”), at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. A holder of Shares whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
      Pursuant to Rule 14d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we have filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Schedule TO”), which contains additional information with respect to the Offer. Our Schedule TO, including exhibits and any amendments, may be examined and copies of it may be obtained at the places and in the manner set forth in Section 18 entitled “Miscellaneous.”
      Neither the SEC nor any state securities commission has (a) approved or disapproved of this transaction; (b) passed upon the merits or fairness of this transaction; or (c) passed upon the accuracy or adequacy of the disclosure in this Offer to Purchase. Any representation to the contrary is a criminal offense.
The Depositary for the Offer is:
AMERICAN STOCK TRANSFER & TRUST COMPANY

By First Class Mail:	By Certified or Express Delivery:	By Hand:
American Stock Transfer	American Stock Transfer	American Stock Transfer
& Trust Company	& Trust Company	& Trust Company
P.O. Box 2042	6201 Fifteenth Avenue	59 Maiden Lane
New York, New York 10272-2042	Brooklyn, New York 11219	Concourse Level New York, New York 10005

The Information Agent for the Offer is:
(GEORGESON SHAREHOLDER LOGO)
GEORGESON SHAREHOLDER COMMUNICATIONS INC.
17 State Street — 10th Floor
New York, NY 10004
Toll Free: (888) 666-2593
Banks and Brokers: (212) 440-9800
The Dealer Manager for the Offer is:
GEORGESON SHAREHOLDER SECURITIES CORPORATION
17 State Street — 10th Floor
New York, NY 10004
Toll Free: (888) 666-2593
Banks and Brokers: (212) 440-9800

SUMMARY TERM SHEET
      This summary term sheet is a brief description of the offer being made by Progress Software Corporation (“Progress”) through Noble Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Progress, to purchase (the “Offer”) all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of NEON Systems, Inc. (“NEON” or the “Company”), at a price of $6.20 net per share in cash. The following are answers to some of the questions you, as a stockholder of NEON, may have about the Offer. We urge you to read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete, and additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal.

Q.	Who is offering to buy my securities?
      The Purchaser is Noble Acquisition Corp. We are a Delaware corporation formed for the purpose of making this tender offer. We are a wholly owned subsidiary of Progress, a Massachusetts corporation. The tender offer is the first step in Progress’ plan to acquire all of the outstanding Shares. See “Introduction” and Section 9.

Q.	What is Noble Acquisition Corp. seeking to purchase, at what price, and will I have to pay any brokerage or similar fees to tender?
      We are offering to purchase all of the outstanding Shares. We are offering to pay $6.20 per Share, net to you, in cash and without interest. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay any brokerage or similar fees. If you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee to tender your Shares on your behalf. You should consult your broker or nominee to determine whether any charges will apply. You should also consult your tax advisor regarding the particular tax consequences to you of tendering your Shares. See “Introduction” and Sections 1 and 5.

Q.	Do you have the financial resources to pay for my securities?
      Yes. Progress, the Purchaser’s parent company, will provide us with sufficient funds to purchase all Shares tendered in the Offer and any Shares to be acquired in the merger that is expected to follow the successful completion of the Offer. The Offer is not subject to any financing condition. See Section 13.

Q.	Is your financial condition or that of Progress relevant to my decision to tender in the Offer?
      We do not think our financial condition or that of Progress is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we have sufficient cash, cash equivalents and short-term investments to pay for all of the Shares;

•	our obligation to purchase your Shares in the Offer is not subject to any financing condition; and

•	if we complete the Offer, we will acquire all remaining Shares for the same cash price in the merger.
      See “Introduction” and Sections 1, 11 and 12.

Q.	How long do I have to decide whether to tender in the Offer?
      You will have until at least 12:00 midnight, Eastern time, on January 27, 2006, to tender your Shares in the Offer. Under certain circumstances, we are obligated to extend the Offer including if required by the SEC or the Nasdaq Stock Market, Inc. or if any of the conditions to the Offer are not satisfied or waived as of any then scheduled expiration date of the Offer. If the Offer is extended, we will issue a press release announcing the extension on the first business morning following the date the Offer was scheduled to expire.

      We may elect to provide a “subsequent offering period.” A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased Shares tendered during the Offer during which stockholders may tender, but not withdraw their Shares, and receive the same consideration as in the Offer. See Section 1.

Q.	What are the most significant conditions to the Offer?
      The most significant conditions to the Offer are the following:

•	that prior to the expiration date of the Offer, NEON stockholders have validly tendered in accordance with the terms of the Offer, and not withdrawn, a number of Shares that, together with any other Shares then owned by Progress, Purchaser or any other subsidiary of Progress on the date such Shares are purchased pursuant to the Offer, represents a majority of the sum of (i) the outstanding Shares of the Company as of the expiration date of the Offer and (ii) the number of Shares of the Company issuable pursuant to outstanding stock options and warrants to purchase Shares of the Company that would be vested and exercisable as of April 19, 2006; and

•	that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other antitrust or competitions laws, rules or regulations that Progress, Purchaser and the Company agree are applicable have expired or been terminated.
      The Offer is also subject to a number of other customary conditions. For a complete list of the conditions to the Offer, see Section 15.

Q.	How do I tender my Shares?
      To tender your Shares before the Offer expires:

•	if you hold physical certificates (meaning you hold certificates issued in your name), you must deliver your certificate(s) for the Shares you wish to tender and a properly completed and duly executed Letter of Transmittal to the Depositary at the address appearing on the back cover of this document; or

•	if your broker holds your Shares in “street name,” you must inform your broker of your decision to tender your Shares so that the Depositary receives a confirmation of receipt of your Shares by book-entry transfer and a Letter of Transmittal.
      In any case, the Depositary must receive all required documents prior to 12:00 midnight, Eastern time, on January 27, 2006, or, if the Offer is extended, prior to the date and time to which the Offer is extended. If you can not deliver a required item to the Depositary by the expiration of the Offer, you may be able to obtain additional time by complying with the guaranteed delivery process. However, the missing items must be received within three (3) business days of the expiration of the Offer, or they will not be considered validly tendered.
      If you have any questions, you should contact the Information Agent or your broker for assistance. See Section 3.

Q.	If I accept the Offer, when will I be paid?
      Provided the conditions to the Offer are satisfied and we complete the Offer and accept any Shares for payment, you will receive a payment equal to the number of Shares you tendered multiplied by $6.20, subject to any required withholding for taxes, promptly after the expiration of the Offer. See Section 2.

Q.	Can I withdraw Shares once I have tendered them?
      You may withdraw some or all of your tendered Shares by delivering written notice to the Depositary at any time prior to the expiration of the Offer. Further, if we have not agreed to accept for payment and paid for your Shares by February 27, 2006, you may withdraw them at any time after that date. Once Shares are accepted for payment, they cannot be withdrawn. Your right to withdraw will not apply to any subsequent offering period, if one is provided. See Section 4.

Q.	Have any stockholders agreed to tender their Shares?
      Yes. The directors and executive officers of NEON and certain other stockholders of NEON, including John J. Moores, who together own approximately 44% of the outstanding Shares as of December 19, 2005 (which represents approximately 33.6% of the Shares that are currently estimated to be deemed outstanding for purposes of determining the Minimum Condition), have each agreed to tender their respective Shares pursuant to our Offer. See Section 12.

Q.	What is the “Top-Up Option” and how can it be exercised?
      We have received an option, which we call the “Top-Up Option,” from the Company which will allow us to purchase additional Shares of the Company at $6.20 per Share to enable us to own one share more than 90% of the outstanding Shares. The Top-Up Option will be exercisable by us in the event that more than 80% but 90% or less of the outstanding Shares are tendered in the Offer. If we exercise the Top-Up Option, we will be able to complete the merger without a stockholder vote. See Section 12.

Q.	What does the board of directors of NEON think of this Offer?
      The NEON board of directors (the “Company Board”) unanimously determined that the Merger Agreement (as defined herein) and the transactions contemplated thereby (including the Offer and the Merger (as defined herein)) are advisable and are fair to and in the best interests of the Company and the Company’s stockholders, and approved the Merger Agreement and the Voting and Tender Agreements (as defined herein) and the transactions contemplated thereby (including the Offer and the Merger) in accordance with the requirements of Delaware law. The Company Board unanimously recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. See “Introduction.”

Q.	What will happen to NEON?
      If the Offer is consummated, and Purchaser thereby acquires at least 90% of the then outstanding Shares, Purchaser will immediately, without any further action by the stockholders of the Company, be merged with and into NEON (the “Merger”), with NEON surviving as a wholly owned subsidiary of Progress. If, after the consummation of the Offer, the Purchaser holds less than 90% of the then outstanding Shares, then the Company will schedule a meeting of its stockholders to approve and adopt the Merger Agreement and approve the Merger. At that meeting, the Purchaser will hold a majority of the outstanding Shares of the Company, and will vote those Shares in favor of the Merger. After approval and adoption by the Company’s stockholders of the Merger Agreement and approval by the Company’s stockholders of the Merger, the Purchaser will immediately be merged with and into NEON, with NEON surviving as a wholly owned subsidiary of Progress. See “Introduction” and Section 11.

Q.	If I do not tender but the tender offer is successful, what will happen to my Shares?
      If the Merger takes place, stockholders who do not tender in the Offer will receive in the Merger the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. However, in the event, which we consider unlikely, that the Offer is completed and the Merger does not take place (for example, because one or more conditions in the Merger Agreement cannot be satisfied), the number of stockholders and the number of Shares of NEON that are still held by persons other than Progress, Purchaser or any other subsidiary of Progress may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. Also, the Shares may no longer be eligible to be traded on the Nasdaq National Market or any other securities exchange, and NEON may, if otherwise permitted to do so, cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Sections 7 and 12.

Q.	Are appraisal rights available in either the Offer or the Merger?
      Appraisal rights are not available in the Offer. However, if the Offer is consummated, appraisal rights will be available in the Merger. See Section 16.

Q.	What are the federal income tax consequences of the Offer and the Merger?
      The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the Shares you tender and the amount of cash you receive for those Shares. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares. See Section 5 for a further discussion of U.S. federal income tax consequences of tendering Shares.

Q.	What is the market value of my Shares as of a recent date?
      On December 19, 2005, the last Nasdaq National Market trading day before Progress and NEON announced that they had signed the Merger Agreement, the last sale price of NEON stock reported on the Nasdaq National Market was $4.35 per share. The average sale price of NEON’s common stock during the thirty (30) trading days preceding the signing of the Merger Agreement, based on the last sale price on each trading day as reported on the Nasdaq National Market, was $4.25 per share. On December 28, 2005, the last sale price of NEON stock on the Nasdaq National Market was $6.14 per share. We advise you to obtain a recent quotation for NEON stock before deciding whether or not to tender your Shares. See Section 6.

Q.	Under what circumstances would NEON be obligated to pay Progress a termination fee if the Merger Agreement is terminated?
      The Merger Agreement provides that NEON will pay Progress a termination fee of $2,040,000 in the following circumstances:

•	if the Merger Agreement is terminated by either NEON or Progress in the event that the Offer has not been consummated by April 19, 2006 and between the date of the Merger Agreement and its termination a third party publicly announces an acquisition proposal for NEON and within twelve (12) months after such termination NEON is acquired by a third party or enters into a binding agreement providing for its acquisition;

•	if the Merger Agreement is terminated by NEON in the event that the Company Board, prior to the consummation of the Offer, withholds, withdraws, amends, modifies or qualifies its recommendation in favor of the Offer or the Merger (and recommends that its stockholders accept a superior offer) or enters into a definitive agreement relating to a superior offer; or

•	if the Merger Agreement is terminated by Progress in the event that the Company Board or the Company takes certain actions in opposition to the Offer or the Merger.
      See Section 12.

Q.	Whom may I call with questions?
      Questions or requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. You may also choose to contact your own tax, financial and legal advisors to discuss the advisability of accepting or declining the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION
      Noble Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Progress Software Corporation, a Massachusetts corporation (“Progress”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of NEON Systems, Inc., a Delaware corporation (“NEON” or the “Company”), at a purchase price of $6.20 per Share, net to the seller in cash without interest thereon (the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the “Offer”).
      Stockholders whose Shares are registered in their own names and who tender their Shares directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares in the Offer. However, stockholders that do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal (or if such stockholder is not a U.S. person, the appropriate IRS Form W-8) may be subject to a U.S. federal income tax backup withholding (at the rate of 28%). Stockholders who hold their Shares through a bank or broker should check with such institution as to whether it will charge any service fees. We will pay all fees and expenses of the Depositary, the Information Agent and the Dealer Manager incurred in connection with the Offer. See Section 5 for a further discussion of U.S. federal income tax consequences of tendering Shares.
      We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of December 19, 2005 (the “Merger Agreement”), among Progress, Purchaser and the Company. Following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”), and the Company will be the surviving corporation in the Merger. Pursuant to the Merger, each remaining Share then outstanding (other than Shares held by the Company or any of its subsidiaries and Progress, Purchaser or any other subsidiary of Progress, all of which will be cancelled) will be converted into the right to receive the Offer Price, without interest.
      Concurrently with the execution of the Merger Agreement, Progress and Purchaser entered into Voting and Tender Agreements, dated as of December 19, 2005 (the “Voting and Tender Agreements”), with each of the directors and executive officers of NEON, John J. Moores and 39 trusts and other entities affiliated with John J. Moores. As of December 19, 2005, the directors and executive officers of NEON, John J. Moores and the 39 trusts and other entities affiliated with John J. Moores together have voting and dispositive control over 4,216,368 outstanding Shares, representing approximately 44% of the outstanding Shares (which represents approximately 33.6% of the Shares that are currently estimated to be deemed outstanding for purposes of determining the Minimum Condition). Of such 4,216,368 outstanding Shares, the directors and executive officers of NEON together have voting and dispositive control over 13,800 Shares, representing approximately 0.1% of the outstanding Shares, and John J. Moores and the 39 trusts and other entities affiliated with John J. Moores together have voting and dispositive control over 4,202,568 Shares, representing approximately 43.9% of the outstanding Shares. Pursuant to the Voting and Tender Agreements, each of the directors and executive officers of the Company, John J. Moores and 39 trusts and other entities affiliated with John J. Moores have each agreed, among other things, to tender all their Shares pursuant to the Offer and to vote their Shares in favor of the Merger and against any Acquisition Proposal or Superior Offer (each as defined herein). The Voting and Tender Agreements will terminate upon the termination of the Merger Agreement.
      Progress and the Company entered into a Mutual Non-Disclosure Agreement, dated as of May 4, 2005 (the “Confidentiality Agreement”), pursuant to which Progress agreed to keep confidential certain information provided by the Company and the Company agreed to keep confidential certain information provided by Progress.
      The Merger Agreement, the Voting and Tender Agreements, and the Confidentiality Agreement are more fully described in Section 12.
      The Company Board unanimously determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of the Company and the Company’s stockholders, and approved the Merger Agreement and the

Voting and Tender Agreements and the transactions contemplated thereby (including the Offer and the Merger) in accordance with the requirements of Delaware law. The Company Board unanimously recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
      Jefferies Broadview, financial advisor to the Company, has delivered to the Company Board its written opinion that, as of the date of the Merger Agreement and based upon and subject to the considerations set forth therein, the Offer Price was fair, from a financial point of view, to the holders of Shares.
      A copy of the opinion of Jefferies Broadview is attached to the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed with the SEC and will be mailed with this document. Holders of Shares are encouraged to read the opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations of the review undertaken by Jefferies Broadview in connection with such opinion.
      The Offer is conditioned upon, among other things, the Company’s stockholders validly tendering and not properly withdrawing prior to the expiration date of the Offer, a number of Shares which, together with any other Shares then owned by Progress, Purchaser or any other subsidiary of Progress, represents a majority of the sum of (i) the outstanding Shares of the Company as of the expiration date of the Offer and (ii) the number of Shares of the Company issuable pursuant to outstanding stock options and warrants that are vested and exercisable as of April 19, 2006, on the date of purchase (the “Minimum Condition”). The Offer also is subject to certain other conditions. See Section 15.
      Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at a purchase price per Share equal to the Offer Price, that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of such exercise, will constitute one share more than 90% of the Shares then outstanding (assuming the issuance of Shares pursuant to the Top-Up Option and the exercise of all outstanding stock options and warrants to purchase Shares with an exercise price less than the Offer Price). See Section 12.
      The Company has informed us that, as of the close of business on December 27, 2005, there were (a) 9,569,041 Shares issued and outstanding, (b) 3,006,446 Shares subject to issuance upon the exercise of outstanding stock options, (c) 3,278,475 Shares reserved for future issuance under the Company’s various stock option plans and (d) 1,125,000 Shares subject to issuance upon the exercise of outstanding warrants. As a result, as of such date, the number of Shares that must be validly tendered and not properly withdrawn prior to the Expiration Date in order to satisfy the Minimum Condition is 6,277,538. The Minimum Condition and the other conditions to the consummation of the Offer are described in Section 15. Subject to the terms of the Merger Agreement, we expressly reserve the right to waive any of the conditions to the Offer. However, pursuant to the Merger Agreement, we have agreed not to waive the Minimum Condition without the consent of the Company. See Sections 12 and 15.
      The Merger Agreement provides that, effective upon the acceptance for payment by us pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, Progress will designate the number of directors, rounded up to the nearest whole number, on the Company Board that equals the product of the total number of directors on the Company Board multiplied by the percentage that the number of Shares owned by us (including Shares accepted for payment pursuant to the Offer) or beneficially owned by Progress bears to the total number of Shares then outstanding; provided that until the effective time of the Merger, the Company Board will have two (2) directors who were directors on the Company Board on the date of the Merger Agreement and who are neither officers or employees of NEON nor officers, shareholders or affiliates of Progress or persons having any other material relationship with Progress. The Company has taken action necessary to ensure Progress’ designees are elected or appointed to the Company Board, including obtaining resignations of a sufficient number of directors on the Company Board to effectuate the foregoing. See Section 12.
      The completion of the Merger is subject to the satisfaction or waiver of a number of conditions, including, if required, the approval of the Merger by the requisite vote or consent of the Company’s stockholders. In order to approve the Merger, Delaware law requires the affirmative vote of a majority of the outstanding stock of the Company entitled to vote with respect to approval or rejection of the Merger. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is consummated, we will own a sufficient number of Shares to ensure that the Merger will be approved by the Company’s stockholders. Under Delaware law, if after consummation of the Offer we own at least 90% of the Shares then outstanding, we will be able to cause the Merger to occur without a vote of the Company’s stockholders. See Section 12. If we acquire less than this percentage of Shares, a vote of the Company’s stockholders will be required under Delaware law to approve the Merger, the Company will be required in connection therewith to circulate a proxy statement or information statement conforming to the requirements of applicable SEC regulations and, consequently, a significantly longer period of time will be required to effect the Merger than if no vote were required.
      Material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger are described in Section 5.
      The Offer is conditioned upon the fulfillment of the conditions described in Section 15 below. The Offer will expire at 12:00 midnight, Eastern time, on January 27, 2006, unless we extend it.
      This Offer to Purchase and the related Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer; Expiration Date
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 4 of this Offer to Purchase on or prior to the Expiration Date. The term “Expiration Date” means 12:00 midnight, Eastern time, on January 27, 2006, unless and until we, in accordance with the terms of the Offer, extend the period of time for which the Offer is open, in which event the term “Expiration Date” means the time and date at which the Offer, as so extended, will expire.
      We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms or conditions of the Offer. However, in the Merger Agreement, we have agreed that without the prior written consent of the Company, we will not make any change that (a) amends or waives the Minimum Condition, (b) changes the form of consideration payable in the Offer, (c) decreases the price per Share or the number of Shares sought in the Offer, (d) imposes conditions to the Offer in addition to those set forth in Annex A to the Merger Agreement, which conditions are the same as those described in this Offer to Purchase, (e) amends the conditions to the Offer set forth in Annex A to the Merger Agreement, which conditions are the same as those described in this Offer to Purchase, so as to broaden the scope of such conditions, (f) extends the Offer other than as set forth in the Merger Agreement, (g) is otherwise adverse to the holders of Shares or (h) waives the condition that by the Expiration Date any applicable waiting period under the HSR Act or other antitrust laws, rules or regulations Progress, Purchaser and the Company reasonably agree are applicable has expired or been terminated.
      We are obligated under the terms of the Merger Agreement to extend the Offer beyond the initial expiration date as follows: (a) we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or of the Nasdaq Stock Market, Inc. that is applicable to the Offer and (b) in the event that any of the conditions to the Offer contained in Annex A to the Merger Agreement, which conditions are the same as those described in this Offer to Purchase, are not satisfied or waived as of any then scheduled expiration date of the Offer, we will extend the Offer for successive extension periods of not more than ten (10) business days each, until such time as either (i) all of the conditions to the Offer are satisfied or waived or (ii) the Merger Agreement is terminated pursuant to its terms; provided that if after two (2) successive extensions of the Offer in accordance with the immediately preceding clause (b), we or Progress reasonably concludes that a condition to the Offer will not be satisfied prior to April 19, 2006, then we will not be required to further extend the Offer. We are not required in any event to extend the Offer beyond April 19, 2006.
      Upon the satisfaction or waiver of all of the conditions to the Offer and subject to the terms of the Merger Agreement, we will accept for payment and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer, promptly after the Expiration Date of the Offer. We acknowledge (a) that Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (b) that we may not delay purchase of, or payment for (except as is required in order to comply with applicable laws), any Shares upon the occurrence of any event specified in Section 15 without extending the period of time during which the Offer is open.
      Any extension, delay, termination or amendment of the Offer or waiver of conditions of the Offer will be followed as promptly as practicable by a public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) promulgated under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

      If we extend the Offer, are delayed in our payment for Shares (after our acceptance of Shares for payment) or are unable to pay for Shares for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of this Offer to Purchase. Our ability to delay the payment for Shares that we have accepted for payment is limited, however, by Rule 14e-1(c) promulgated under the Exchange Act, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.
      If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches in significance the terms of the Offer relating to price and the percentage of securities sought, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. With respect to a change of price, a minimum ten (10) business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date (and to the extent we are permitted to do so under the Merger Agreement), we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth (10th) business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of that period of ten (10) business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.
      The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. Consummation of the Offer is also conditioned upon expiration or termination of all waiting periods imposed by the HSR Act and any other antitrust or competition laws, rules or regulations that Progress, Purchaser and the Company agree are applicable, and the other conditions set forth in Section 15. We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of the conditions other than the Minimum Condition and the condition relating to the HSR Act. If, by the Expiration Date, any or all of those conditions have not been satisfied, we may, without the consent of the Company, elect to (a) waive all of the unsatisfied conditions (other than the Minimum Condition and the condition relating to the HSR Act) and, subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered, or (b) subject to the obligations of Purchaser under the Merger Agreement to extend the Offer, terminate the Offer and not accept for payment any Shares and return all tendered Shares to the tendering stockholders. In the event that we waive any condition set forth in Section 15, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that we disseminate information concerning such waiver.
      We reserve the right (but are not required to) extend the Offer for a subsequent offering period (within the meaning of Rule 14d-11 under the Exchange Act) of not less than three (3) nor more than ten (10) business days immediately following the expiration of the Offer (a “Subsequent Offering Period”) if the number of Shares validly tendered and not withdrawn is less than ninety percent (90%). Our right to extend the Offer for a subsequent offering period is in addition to our rights pursuant to Section 15 of this Offer to Purchase. Subject to the terms and conditions of the Offer and the Merger Agreement, we will accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer as so extended by such subsequent offering period, promptly after any such Shares are tendered during such subsequent offering period.

      In order to provide a Subsequent Offering Period, we must satisfy the following conditions:

•	the Offer was open for a minimum of twenty (20) business days and has expired;

•	we accept and promptly pay for all Shares tendered during the initial Offer period;

•	we announce the results of the Offer, including the approximate number and percentage of Shares tendered, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period;

•	we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period; and

•	we pay the same form and amount of consideration for all Shares tendered during the Subsequent Offering Period.
      A Subsequent Offering Period, if one is provided, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer, in which stockholders may tender Shares not tendered during the Offer.
      Pursuant to Rule 14d-7 promulgated under the Exchange Act, no withdrawal rights will apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration, the Offer Price, will be paid to stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if one is provided.
      The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares and we will furnish the materials to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	Acceptance for Payment and Payment
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended) and the Merger Agreement, we will accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date (as permitted by Section 4) promptly after the Expiration Date.
      With respect to any Subsequent Offering Period, we will, subject to the terms and conditions of the Offer and the Merger Agreement, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as so extended by such Subsequent Offering period, promptly after any such Shares are tendered during such Subsequent Offering Period.
      For information with respect to regulatory approvals that we are required to obtain prior to the completion of the Offer, see Section 16.
      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book-Entry Confirmation (as defined below in Section 3) with respect thereto), (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined below), and (iii) any other documents required by the Letter of Transmittal.
      The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility (as defined below in Section 3) to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.
      For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to us and not properly withdrawn, if and when we give written notice to the Depositary of our acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to tendering stockholders.
      Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.
      If we are delayed in our acceptance for payment of, or payment for, Shares or are unable to accept for payment, or pay for, Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4.
      If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted representing more Shares than are tendered, certificates representing Shares not tendered or not accepted for purchase will be returned to the tendering stockholder, or such other person as the tendering stockholder shall specify in the Letter of Transmittal, promptly after the expiration, termination or withdrawal of the Offer. In the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to such account maintained at the Book-Entry Transfer Facility as the tendering stockholder shall specify in the Letter of Transmittal, promptly after the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to Shares delivered by book-entry transfer, any such Shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Shares were delivered.
      The Company will pay any transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer, provided, however, that if (a) payment of the Offer Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Shares are to be registered in the name(s) of, any person(s) other than the registered owner(s), or (b) if any tendered certificate(s) are registered, or the Shares tendered are otherwise held, in the name(s) of any person(s) other than the registered owner, the amount of any transfer taxes (whether imposed on the registered owner(s) or such other person(s)) payable on account of such transactions will be deducted from the Offer Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted with the Letter of Transmittal.
      If, prior to the Expiration Date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to the holders of all Shares that we purchase in the Offer, whether the Shares were tendered before or after the increase in price.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tender of Shares
      Except as set forth below, for Shares to be validly tendered pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or in the case of a book-entry transfer, an Agent’s Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

      The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through a Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
      If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your Shares.

Book-Entry Transfer
      The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be delivered to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”
      Required documents must be delivered to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees
      No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares tendered therewith) and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the Nasdaq Stock Market Guarantee Program or the Stock Exchange Medallion Program, or any other “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 promulgated under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 6 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instruction 6 to the Letter of Transmittal.

Guaranteed Delivery
      If you want to tender your Shares pursuant to the Offer and your certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, your tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary, as provided below, prior to the Expiration Date; and

•	the certificates for (or a Book-Entry Confirmation with respect to) such Shares, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and any other required documents, are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq National Market (“Nasdaq”) is open for business.
      The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by mail to the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery distributed with this Offer to Purchase.
      Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal.
      Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when the Depositary receives certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at the Book-Entry Transfer Facility.

Appointment as Proxy
      By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights granted prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of the Company’s stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares and other securities, including voting at any meeting of stockholders.

Determination of Validity
      All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders of any Shares determined by us not to be in proper form or the acceptance for payment of which, or payment for which, may be unlawful. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Progress, Purchaser, or any of their respective affiliates or assigns, if any, the Depositary, the Information Agent, the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Lost or Destroyed Certificates
      Holders of Shares whose certificates for part or all of their Shares have been lost, stolen, misplaced or destroyed should contact the transfer agent for NEON common stock, Mellon Investor Services. The stockholder will then be instructed by Mellon Investor Services as to the steps that must be taken in order to replace such certificate. That certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for Shares that are tendered and accepted for payment. A bond will be required to be posted by the Holder to secure against the risk that the certificates may be subsequently recirculated. Holders of Shares are urged to contact Mellon Investor Services immediately in order to permit timely processing of this documentation. Certificates, together with a properly completed and duly executed Letter of Transmittal, including any signature guarantees, or an Agent’s Message, and any other required documents must be delivered to the Depositary and not to us, the Dealer Manager or the Information Agent. Any such documents delivered to us, the Dealer Manager or the Information Agent will not be forwarded to the Depositary and, therefore, will not be deemed to be properly tendered.

Binding Agreement
      The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that the stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the Purchaser and you upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights
      Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by us pursuant to the Offer, may also be withdrawn at any time after February 27, 2006.
      For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.
      If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution.
      If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn

Shares may be tendered again following one of the procedures described in Section 3, any time prior to the Expiration Date.
      If we extend the Offer, are delayed in our acceptance of Shares for payment or are unable to accept Shares for payment for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering Holders are entitled to withdraw them as described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Progress, Purchaser, or any of their respective affiliates or assigns, if any, the Depositary, the Information Agent, the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
      No withdrawal rights will apply to Shares tendered during any Subsequent Offering Period and no withdrawal rights apply during any such Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

5.	Material Federal Income Tax Consequences
      The following discussion generally applies to stockholders who are “U.S. persons” as defined for U.S. federal income tax purposes and who hold their Shares as a capital asset. For U.S. federal income tax purposes, a “U.S. person” is (a) a U.S. citizen or resident alien as determined under the Internal Revenue Code of 1986, as amended (the “Code”), (b) a corporation or partnership (as defined by the Code) that is organized under the laws of the U.S. or any state, (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if a court within the U.S. is able to exercise primary supervision over its administration and at least one U.S. person is authorized to control all of its major decisions.
      This description of material federal income tax consequences of the Offer and the Merger is based on the Code, existing and proposed Treasury Regulations and judicial and administrative determinations, as each is in effect as of the date of this statement. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service regarding the United States federal income tax consequences of the Offer or the Merger. The statements herein are not binding on the Internal Revenue Service or a court. As a result, we cannot assure you that the tax consequences discussed below will not be challenged by the Internal Revenue Service or sustained by a court if so challenged.
      The following does not address aspects of U.S. taxation other than U.S. federal income taxation. It does not address all aspects of U.S. federal income taxation that may apply to stockholders who are subject to special rules under the Code, including, without limitation, rules that apply to persons who acquired Shares as a result of the exercise of employee stock options, tax-exempt organizations, financial institutions, broker dealers, insurance companies, persons having a “functional currency” other than the U.S. dollar, persons who hold Shares as part of a straddle, wash sale, hedging or conversion transaction, and certain U.S. expatriates. In addition, the tax consequences described here do not address any state, local or foreign tax consequences of the Offer or the Merger.
      You are urged to consult your tax advisor with respect to the particular tax consequences to you of the Offer and the Merger, including federal, state, local, foreign and other tax consequences.
      Your receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be taxable for U.S. federal in come tax purposes and may also be taxable under applicable state, local or foreign tax laws. Generally you will recognize gain or loss based on the difference between the amount of cash received and your aggregate adjusted tax basis in your Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held your Shares for more than one year. Generally net long-term capital gain will be taxed to a non-corporate stockholder at the capital gains rate of 15 percent. Gain or loss with respect to

Shares held for one year or less will be short-term capital gain or loss, generally taxed to a non-corporate stockholder at ordinary marginal federal income tax rates (currently up to a maximum rate of 35 percent). A corporate stockholder that recognize capital gain generally is taxed on net capital gain at a maximum corporate income tax rate of 35 percent. Gain or loss must be determined separately for each block of Shares exchanged (for example, Shares acquired at the same cost in a single transaction).

Backup Federal Tax Withholding
      If you are a U.S. person, the Depositary will withhold United States federal income taxes at a rate of 28% of the gross payment payable to you, unless you complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal, and provide the information and certification necessary to avoid backup withholding. Under the U.S. federal backup withholding tax rules, 28% of the gross proceeds payable to a U.S. person under the tender offer generally must be withheld and remitted to the U.S. Treasury unless the U.S. person has provided the Depositary with a taxpayer identification number (“TIN”, usually an employer identification number or a social security number) and certified under penalties of perjury that the TIN is correct and that the U.S. person is not otherwise subject to backup withholding. If, in making such a certification, you fail to furnish the correct TIN or make other false statements, you may be subject to certain penalties specified in the Code. Backup withholding is not an additional tax, and any amounts so withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS.
      If you are a foreign stockholder or an agent for a foreign stockholder, the Depositary will withhold United States federal income taxes at a rate of 28% of the gross payment payable to you, unless the Depositary determines that an exemption from, or a reduced rate of, withholding tax is applicable because this income is exempt from U.S. taxation, because a tax treaty that applies to you provides for a different withholding rate, because you are exempt from U.S. withholding, or because such gross payment is effectively connected with the conduct of a trade or business by you within the U.S. The Depositary must receive certain supporting documentation as follows:

•	If you are a fiscally-transparent intermediary for non-U.S. persons, before the payment you must deliver to the Depositary a properly completed and executed Form W-8IMY or other equivalent form;

•	If you are a non-U.S. person claiming an exemption from withholding on the grounds that the gross proceeds paid under the tender offer are effectively connected with the conduct of a trade or business by you within the U.S., before the payment you must deliver to the Depositary a properly completed and executed Form W-8ECI or other equivalent form;

•	If you are a non-U.S. person otherwise claiming an exemption from, or a reduced rate of, withholding, before the payment you must deliver to the Depositary a properly completed and executed Form W-8EXP, Form W-8BEN or other equivalent form; and

•	If you are a non-U.S. person who is the beneficial owner of the Shares, and you are not claiming exemption from, or a reduced rate of, withholding as described above, then before the payment you must deliver to the Depositary a properly completed and executed Form W-8BEN or other equivalent form.
      A foreign Stockholder may be eligible for a refund of all or a portion of any tax that is withheld if the Stockholder is entitled to the benefits of a reduced rate of withholding pursuant to a treaty but a higher rate has been withheld or if the Stockholder is otherwise able to establish that no tax or a reduced rate of tax is actually due.
      Foreign stockholders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a reduction of or an exemption from withholding tax.

6.	Price Range of the Shares
      The Shares are listed and traded on Nasdaq under the symbol “NEON”. The following table sets forth, for the periods indicated, the high and low closing sales prices for the Shares as reported on Nasdaq:

	High	Low

Fiscal Year Ended March 31, 2005
Fourth Quarter	$3.57	$3.20
Third Quarter	3.97	3.18
Second Quarter	3.95	3.22
First Quarter	4.25	3.35
Fiscal Year Ended March 31, 2004
Fourth Quarter	$4.58	$3.05
Third Quarter	5.07	2.79
Second Quarter	5.00	2.51
First Quarter	3.70	0.82
      On December 19, 2005, the last full day of trading prior to the public announcement of the execution of the Merger Agreement by the Company, Progress and Purchaser, the closing price as reported by Nasdaq for the Shares was $4.35 per Share. On December 28, 2005, the closing price as reported by Nasdaq for the Shares was $6.14 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration

Effect of the Offer on the Market for the Shares
      The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing
      Depending upon the number of Shares acquired pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to Nasdaq’s published guidelines, Nasdaq would consider delisting an issuer’s shares if, among other things: (a) the number of the issuer’s outstanding shares (with certain exclusions) falls below 750,000, (b) the market value of such shares publicly held falls below $5,000,000, (c) the issuer has stockholder equity of less than $10,000,000, (d) there are fewer than 400 holders of round lots of the issuer’s shares, and (e) the minimum bid price falls below $1.00 per share. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing and/or trading and such trading of the Shares were discontinued, the market for the Shares could be adversely affected.
      In the event that the Shares were no longer listed or traded on Nasdaq, it is possible that the Shares would trade in the over-the-counter market and that price quotations would be reported through Nasdaq or other sources. Such trading and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below and other factors.

Exchange Act Registration
      The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by the Company to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholder meetings pursuant to Section 14(a), no longer applicable to the Company. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. If, as a result of the purchase of Shares pursuant to the Offer or the proposed Merger, the Company is no longer required to maintain registration of the Shares under the Exchange Act, we intend to cause the Company to apply for termination of such registration.
      If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from Nasdaq and the registration of the Shares under the Exchange Act will be terminated promptly following the consummation of the Merger.

8.	Information Concerning the Company
      The Company was formed as an Illinois corporation in 1991 and reincorporated in Delaware in 1993. In 1999, the Company completed its initial public offering. The Shares are listed and traded on Nasdaq under the symbol “NEON”. The principal executive offices of the Company are located at 14100 Southwest Freeway, Suite 500, Sugar Land, Texas 77478, and its telephone number is (281) 491-4200.
      The Company and its subsidiaries develop, market and support enterprise-class mainframe integration software. The Company develops, markets and supports a unified mainframe integration platform for modern Service-Oriented Architectures and emerging Event-Driven Architectures. NEON’s Shadow technology provides flexible, industry standard interfaces to enable highly secure and scalable mainframe integration, thereby enabling organizations to reduce their total costs of ownership and risk associated with mainframe integration.
      NEON initially developed its mainframe integration adapters under the Shadow brand to provide ODBC access to IBM mainframe data and databases. Since going public in 1999, NEON has continued to develop mainframe integration products while seeking to expand its product offerings through internal development and acquisitions. In the September 2004, NEON brought to market an event-based mainframe integration solutions, now known as Shadow z/Events, which introduced Event-Driven Architectures to mainframe integration customers. In July 2004, NEON acquired InnerAccess Technologies, Inc. (“InnerAccess”). Through its acquisition of InnerAccess, NEON gained a mainframe web services product and substantial experience in supporting Computer Associates’ CA-IDMS database access to the mainframe. After the integration of InnerAccess and release of NEON’s Shadow z/Services product, NEON acquired substantially all of the assets of ClientSoft, Inc. (“ClientSoft”), in December of 2004. ClientSoft’s ServiceBulder technology was then-recognized by major industry analysts as the leading technology for standards based mainframe web services. In addition, the acquisition of ClientSoft allowed NEON to add extensive .NET support to NEON’s product and services offering.
      Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the SEC. The summary information concerning the Company in this Section 8 and elsewhere in this Offer to Purchase is derived from the Company’s Annual Report on Form 10-K for its fiscal year ended March 31, 2005 and other publicly available information. The summary information set forth in this Section 8 and elsewhere in this Offer to Purchase is qualified in its entirety by reference to such Report (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such Report and other publicly available reports and documents filed by the Company with the SEC. Although Purchaser and Progress do not have any knowledge that would indicate that any statements contained herein based upon such reports are untrue, neither Purchaser, Progress, nor the Dealer Manager assumes any responsibility for the accuracy or completeness of the information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to Purchaser and Progress.
      The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.
      Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov).
      Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

9.	Information Concerning Progress and Purchaser
      Progress is a Massachusetts corporation and was incorporated in 1981. Progress’ common shares are listed on Nasdaq under the symbol “PRGS”. The principal executive offices of Progress and Purchaser are located at 14 Oak Park, Bedford, Massachusetts 01730, and the telephone number is (781) 280-4000. The names, business addresses, citizenship, present principal occupations and employment history of each of the directors and executive officers of Progress and Purchaser are set forth in Schedules I and II of this Offer to Purchase.
      Progress develops, markets and distributes software to simplify and accelerate the development, deployment, integration and management of business applications software. The mission of Progress is to deliver superior software products and services that empower partners and customers to dramatically improve their development, deployment, integration and management of quality applications worldwide. Progress seeks to achieve its mission by providing a robust set of software platforms, tools and services that simplify the process of delivering highly integrated and constantly evolving business applications that support an open, flexible and dynamic architecture. Progress’ products include development tools, databases, application servers, messaging servers, application management tools, data connectivity products and integration products for distributed and Web-based applications as well as for client/server applications.
      Progress has four principal operating units. Progress’ largest operating unit conducts business as the Progress OpenEdge Division. The second operating unit is Sonic Software Corporation, which invented and is a leading provider of the enterprise service bus (ESB) and operates as a subsidiary of Progress. The third operating unit is ObjectStore, a division of Progress, providing advanced data management software for developing high performance real-time applications which require processing of large amounts of data. The ObjectStore division is also responsible for the PeerDirect product line and the products and people associated with the recently acquired business of Persistence Software, Inc. The fourth operating unit, DataDirect Technologies (DataDirect), was acquired in December 2003. DataDirect is a division of Progress and provides standards-based data connectivity software.
      Progress is subject to the information and reporting requirements of Section 15(d) of the Exchange Act and is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Progress’ business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition and certain other matters is required to be disclosed in annual and quarterly reports filed with the

SEC. You may inspect a copy of these reports and other information at the SEC’s public reference facilities in the same manner as set forth with respect to the Company in Section 8.
      Purchaser was formed by Progress for the specific purpose of being a party to the Merger Agreement and making the Offer. Purchaser has not conducted any other business to date. On the date of the Offer, Purchaser is a wholly owned subsidiary of Progress. Upon consummation of the Merger, Purchaser will merge with and into the Company and the Company will survive the Merger as a wholly owned subsidiary of Progress.
      Except as set forth elsewhere in this Offer to Purchase and Schedule III hereto: (i) neither Purchaser, Progress nor, to the best of our knowledge, any of the persons listed in Schedules I and II hereto or any associate or majority-owned subsidiary of Purchaser or Progress or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) neither Purchaser, Progress nor, to our knowledge, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) neither Purchaser, Progress nor, to our knowledge, any of the persons listed in Schedules I and II hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Purchaser, Progress or any of their respective subsidiaries or, to our knowledge, any of the persons listed in Schedules I and II hereto, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; and (v) during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Progress or any of their respective subsidiaries or, to the best of our knowledge, any of the persons listed in Schedules I and II hereto, on the one hand, and the Company or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of the Company.
      Neither Purchaser nor Progress, or any executive officer of either of them identified on Schedule I or II to the Offer to Purchase, has during the past five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities law.

10.	Background of the Offer; Contacts with the Company
      In May 2005, the Company entered into a Mutual Non-Disclosure Agreement with Progress to begin discussions related to a potential business partnership and/or to discuss a potential acquisition of the Company by Progress. The Company subsequently provided certain information to Progress for the purpose of an initial due diligence review of the Company.
      In August 2005, the Company received an oral unsolicited indication of interest to acquire the Company from a third party entity for $6.00 per Share, in cash, subject to certain potential adjustments. At a meeting of the Company Board held on August 11, 2005, the Company Board discussed the oral indication of interest. At the meeting, the Company Board did not make any decision with respect to whether to pursue the sale of the Company. However, the Company Board determined that the unsolicited indication of interest was worth consideration and determined that the Company should interview and hire an investment bank to provide assistance to the Company Board in analyzing the value of the Company and to advise the Company regarding strategic alternatives.
      Between August 19 and August 22, 2005, the Company’s management interviewed four (4) investment banks. After such interviews, the Company narrowed the list of investment banks to three (3), and received proposals from each. At a meeting of the Company Board held on August 24, 2005, the Company Board discussed the three (3) proposals, and authorized the Company’s management to further interview the three investment banks with respect to their respective processes and methodologies. In connection with this decision, the Company Board considered the current financial plan of the Company, and received a report from the Company’s management on the operations, the projected financial performance and strategic position of the Company. The Company Board also reviewed its fiduciary duties in considering its strategic alternatives, including potential business combination transactions.
      At a meeting of the Company Board held on August 30, 2005, the Company Board reviewed the proposals from the three (3) investment banks, and decided to pursue an engagement letter with Jefferies Broadview. The Company’s management then negotiated an engagement letter with Jefferies Broadview, which was approved by the Company Board in a meeting held on September 13, 2005. On September 13, 2005, the Company engaged Jefferies Broadview as the Company’s financial advisor and authorized Jefferies Broadview to contact those companies that would most likely have interest in acquiring the Company. The Company Board also instructed the Company’s management to explore introductory meetings with those prospective acquirors that had responded affirmatively to the inquiry from Jefferies Broadview.
      Jefferies Broadview then conducted a market-check, in which it contacted seventeen (17) companies that Jefferies Broadview had determined would find the Company a strategic fit with their current product offerings. Of those seventeen (17) companies, four indicated an interest in pursuing an acquisition of the Company. Of those four, two made offers to purchase the Company and two indicated that they had other priorities that constrained their ability to evaluate a potential acquisition.
      On November 4, 2005, the Company received a draft letter of intent from the third party that had made the oral unsolicited indication of interest in August 2005, in which such party proposed to acquire all of the Shares of the Company for $6.00 per Share in cash, subject to certain potential adjustments. On November 7, 2005, the Company received a draft letter of intent from Progress proposing to acquire all of the Shares of the Company for approximately $5.97 per Share in cash and stock. On November 8, 2005, the Company Board held a meeting at which the Company Board, after a review of its fiduciary duties and careful consideration and consultation with management and independent legal and financial advisors, authorized the Company’s management to pursue a counter-offer with each offeror. Based upon instructions from the Company Board, the Company’s management through Jefferies Broadview, then informed both offerors that their offers were insufficient and attempted to obtain a higher price from both parties.
      In response, Progress submitted a revised draft letter of intent on November 11, 2005 to acquire all of the outstanding Shares of the Company for $67.0 million in cash, less transaction expenses, or approximately $5.99 per Share. Representatives of Jefferies Broadview contacted the other offeror, who refused to increase its offer above $6.00 per Share, indicating that while they were willing to eliminate any adjustments to the purchase price following due diligence, $6.00 per Share was the highest price that they would pay. The draft letter of intent provided for an exclusive negotiation period through December 19, 2005 (subject to a mutual extension of no more than five days if the parties had negotiated in good faith) and was non-binding, except as to the exclusivity provision. At a meeting of the Company Board held on November 11, 2005, the Company Board reviewed Progress’ revised proposal, and authorized the Company to negotiate further with Progress. As a result, representatives of Progress and the Company, including NEON’s President and Chief Executive Officer, Mark Cresswell, and its presiding director, George Ellis, along with Rick Reidy, President of Progress’ DataDirect subsidiary, held telephonic discussions with respect to Progress’ proposal. During such discussions, Progress agreed to a proposed purchase price of $68.0 million in cash, or approximately $6.23 per Share, less transaction expenses in excess of $2.0 million.
      On November 12, 2005, the Company received the revised letter of intent from Progress, and on November 13, 2005, the Company Board approved the execution of the letter of intent. The letter of intent was executed on November 14, 2005.
      During the week of November 14, 2005, representatives of Progress met with representatives of the Company. The parties discussed their respective businesses. During the week of November 28, 2005, representatives of the Company provided due diligence materials to Progress.

      On December 1, 2005, Progress delivered to the Company a draft of the Merger Agreement prepared by Foley Hoag LLP, Progress’ outside legal counsel (“Foley Hoag”).
      On December 2, 2005, the Company Board met to review the financial and other terms of the proposed transaction and draft agreements under discussion, including the significant open issues under negotiation between the parties. Such significant open issues related principally to certain provisions of the draft Merger Agreement related to price, deal certainty and deal protection. Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”) also reviewed with the Company Board its fiduciary duties with respect to the proposed transaction. The Company Board authorized management to continue negotiations and advise the Company Board of its progress with respect to such negotiations.
      On December 5, 2005, the Company responded to Progress with proposed revisions to Progress’ initial draft of the Merger Agreement. Foley Hoag also distributed a draft of the form of Voting and Tender Agreement, a copy of which was forwarded to John J. Moores. On December 8, 2005, the Company responded to Progress with proposed revisions to Progress’ initial draft of the form of Voting and Tender Agreement. The Company proposed, among other things, to limit the obligation of the relevant Company stockholders to vote their Shares for and against certain matters, to eliminate the restriction on the relevant Company stockholders’ ability to acquire additional Shares, and to modify the term of the Voting and Tender Agreements.
      The parties and their respective counsels, Foley Hoag and WSGR, discussed the unresolved issues with respect to the Merger Agreement in a teleconference beginning in the morning on December 9, 2005. Such unresolved issues included the definitions of “Knowledge,” “Company Material Adverse Effect” and “Superior Offer” under the Merger Agreement, certain representations and warranties to be made by the Company under the Merger Agreement, the determination of “Transaction Expenses” under the Merger Agreement, the parties’ respective termination rights under the Merger Agreement, the termination fee payable to Progress under the Merger Agreement, the no-shop provisions of the Merger Agreement and the conditions of the Offer. Later in the day on December 9, 2005, the Company Board met to review the significant unresolved issues on the Merger Agreement.
      Foley Hoag distributed a revised draft of the Merger Agreement on December 11, 2005. The parties and their respective counsels, Foley Hoag and WSGR, then held another conference call on December 12, 2005, to attempt to resolve outstanding issues with respect to the Merger Agreement.
      Throughout the week of December 12, 2005, representatives of the Company and Progress met to discuss certain outstanding issues with respect to the Merger Agreement. Such outstanding issues included the definitions of “Knowledge,” “Company Material Adverse Effect” and “Superior Offer” under the Merger Agreement, the determination of “Transaction Expenses” under the Merger Agreement, the parties’ respective termination rights under the Merger Agreement, the termination fee payable to Progress under the Merger Agreement and the no-shop provisions of the Merger Agreement. On December 15, 2005, the Company forwarded to Progress proposed revisions to the draft of the form of Voting and Tender Agreement, which revisions were proposed by John J. Moores. John J. Moores proposed, among other things, to limit the circumstances under which the relevant Company stockholders would be obligated to tender their Shares to Purchaser and to limit the representations and warranties to be made by the relevant Company stockholders under the Voting and Tender Agreements. The Company Board met on December 15, 2005 and then again on December 16, 2005 and discussed with the Company’s management the status of the outstanding issues and provided direction with respect to those issues.
      Then, on December 16, 2005 Foley Hoag distributed a revised draft of the Merger Agreement, reflecting the conversations of the Company and Progress during the previous week. Foley Hoag and WSGR then had further telephonic conversations on December 17, 2005 and December 18, 2005.
      On December 18, 2005, the Company Board held a special meeting to review, with the advice and assistance of WSGR and Jefferies Broadview, the proposed terms and conditions of the proposed transaction and the current draft of the Merger Agreement. Representatives of WSGR summarized for the Company Board the terms of the most recent draft of the Merger Agreement that had been negotiated by the parties as well as the remaining issues that remained to be negotiated by the parties, and reviewed with the Company Board its fiduciary duties in considering the proposed transaction. Such remaining issues included certain issues related to the Voting and Tender Agreements and narrowed but remaining issues related to the definitions of “Knowledge” and “Superior Offer” under the Merger Agreement and the no-shop and termination fee provisions of the Merger Agreement.
      On December 19, 2005, Foley Hoag and WSGR had further telephone conversations and representatives of the Company and Progress continued to negotiate outstanding issues. At a meeting of the Company Board held on December 19, 2005, Jefferies Broadview reviewed with the Company Board various financial analyses and conveyed to the Company Board the oral opinion of Jefferies Broadview (subsequently confirmed in writing) that, as of the date of the Merger Agreement and based upon and subject to the qualifications and limitations set forth in its opinion, the Offer Price, was fair, from a financial point of view, to the holders of Shares. Following Jefferies Broadview’s delivery of its opinion, and after careful consideration, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved the Merger Agreement and the Voting and Tender Agreements and the transactions contemplated thereby (including the Offer and the Merger), which approval constituted approval under Section 203 of the Delaware General Corporation Law, and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
      On December 19, 2005, Progress informed the Company that Progress’ board of directors had approved the transaction.
      The Merger Agreement was executed on December 19, 2005. A joint press release announcing the execution of the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, was issued on December 20, 2005.
      On December 29, 2005, Progress commenced the Offer and filed a Schedule TO with the SEC. In addition, on December 29, 2005, the Company filed a Form 14D-9 Response and Recommendation to the Schedule TO filed by Progress.

11.	Purpose of the Offer; Plans for the Company
      The purpose of the Offer is to enable Progress to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that, and the speed with which, control of the Company will be acquired and/or the Merger will be effected. The purpose of the Merger is to acquire all of the outstanding Shares not purchased pursuant to the Offer. Pursuant to the terms of the Merger Agreement, contingent and effective upon the acceptance for payment by Purchaser pursuant to the Offer of a number of Shares that satisfies the Minimum Condition (the “Appointment Time”), Mark J. Creswell, Loretta Cross, George H. Ellis and William W. Wilson III resigned as members of the Company Board. Furthermore, the Company Board elected, contingent and effective upon the Appointment Time, Roger J. Heinen, Jr., Michael L. Mark, Richard D. Reidy and Norman R. Robertson to the Company Board as designees of Progress. Progress and Purchaser intend to consummate the Merger as soon as possible following the consummation of the Offer.
      Except as otherwise provided in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. Progress will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. In addition, Progress will continue to seek additional information about the Company during such time periods. Thereafter, Progress intends to review such additional information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Progress’ businesses.
      Stockholders of the Company who tender and sell their Shares in the Offer will cease to have any equity interest in the Company and any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders will no longer have an equity interest in the Company and instead will have only the right to receive cash consideration pursuant to the Merger Agreement. Similarly, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.
      Under Section 253 of the Delaware General Corporation Law, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary pursuant to a short-form merger, without any action or vote on the part of the board of directors or the stockholders of such other corporation. In the event that we acquire in the aggregate, pursuant to the Offer, by exercise of the Top-Up Option or otherwise, at least 90% of the Shares then outstanding, then, at the election of Purchaser, a short-form merger of us with and into the Company could be effected without any further approval of the Company Board or the stockholders of the Company. Even if we do not own at least 90% of the Shares outstanding following consummation of the Offer, Progress could seek to purchase additional Shares in the open market or otherwise in order to reach the applicable 90% threshold and employ such a short-form merger. The per share consideration paid for any Shares so acquired in open market purchases may be greater or less than the Offer Price. Progress presently intends to effect a short-form merger, if permitted to do so under the Delaware General Corporation Law, pursuant to which Purchaser will be merged with and into the Company.
      Except as described above or elsewhere in this Offer to Purchase, Purchaser and Progress have no present plans that would relate to or result in an extraordinary corporate transaction involving the Company or any of their respective subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any change in the Company Board, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business.

12.	Description of Merger Agreement, Voting and Tender Agreements and Confidentiality Agreement
      The following is a summary of material provisions of the Merger Agreement, the Voting and Tender Agreements and the Confidentiality Agreement. This summary is not a complete description of the terms and conditions of such agreements and is qualified in its entirety by reference to the full text of such agreements filed with the SEC as Exhibits to the Schedule TO and is incorporated herein by reference. Capitalized terms not otherwise defined below will have the meanings set forth in the Merger Agreement. The Merger Agreement, the Voting and Tender Agreements and the Confidentiality Agreement may be examined, and copies obtained, as set forth in Section 8 of this Offer to Purchase.

Merger Agreement
      The Offer. The Merger Agreement provides for the commencement of the Offer on or before December 30, 2005. Our obligation to accept for payment, purchase and pay for Shares validly tendered and not withdrawn pursuant to the Offer is subject to the satisfaction of each of the conditions to the Offer including the condition that a number of Shares, together with any Shares then owned by Progress, Purchaser or any other subsidiary of Progress, representing a majority of the sum of (i) the outstanding Shares as of the Expiration Date of the Offer and (ii) the number of Shares issuable pursuant to outstanding stock options and warrants that are vested and exercisable as of April 19, 2006, on the date of purchase, have been validly tendered and not withdrawn prior to the expiration of the Offer and the other conditions described in Section 15 below. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms or conditions of the Offer. However, without the prior written consent of the Company, we will not (a) amend or waive the Minimum Condition, (b) change the form of consideration payable in the Offer, (c) decrease the price per Share or the number of Shares sought in the Offer, (d) impose conditions to the Offer in addition to those set forth in Annex A to the Merger Agreement, which conditions are the same as those described in this Offer to Purchase, (e) amend the conditions to the Offer set forth in Annex A to the Merger Agreement, which conditions are the same as those described in this Offer to Purchase, so as to broaden the scope of such conditions, (f) extend the Offer other than as set forth in the Merger Agreement,

(g) make any change that is otherwise adverse to the holders of Shares or (h) waive the condition that by the Expiration Date any applicable waiting period under the HSR Act or other antitrust laws, rules or regulations Progress, Purchaser and the Company agree are applicable has expired or been terminated.
      Pursuant to the Merger Agreement, we are obligated to (i) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or of the Nasdaq Stock Market, Inc., that is applicable to the Offer and (ii) in the event that any of the conditions to the Offer set forth in the Merger Agreement, which conditions are the same as those described in this Offer to Purchase, are not satisfied or waived as of any then scheduled expiration date of the Offer, extend the Offer for successive extension periods of not more than ten (10) business days each, until such time as either (A) all of the conditions to the Offer are satisfied or waived or (B) the Merger Agreement is terminated pursuant to its terms; provided that if at any time after two (2) such successive extensions of the Offer in accordance with the immediately preceding clause (ii), we or Progress reasonably concludes that such a condition will not be satisfied prior to April 19, 2006, then we will not be required to further extend the Offer. We will not in any event be required to extend the Offer beyond April 19, 2006.
      We will, subject to the terms and conditions of the Offer and the Merger Agreement, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer, promptly after the expiration date of the Offer (as it may be extended in accordance with the Merger Agreement).
      The Merger Agreement provides that we reserve the right (but are not required) to extend the Offer for a subsequent offering period (within the meaning of Rule 14d-11 under the Exchange Act) of not less than three (3) nor more than ten (10) business days immediately following the expiration of the Offer (a “Subsequent Offering Period”) if the number of Shares validly tendered and not withdrawn is less than ninety percent (90%). Subject to the terms and conditions of the Offer and the Merger Agreement, we will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as so extended by such Subsequent Offering Period, promptly after any such Shares are tendered during such Subsequent Offering Period.
      In order to provide a Subsequent Offering Period, we must satisfy the following conditions:

•	the Offer was open for a minimum of twenty (20) business days and has expired;

•	we accept and promptly pay for all Shares tendered during the initial Offer period;

•	we announce the results of the Offer, including the approximate number and percentage of Shares tendered, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period;

•	we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period; and

•	we pay the same form and amount of consideration for all Shares tendered during the Subsequent Offering Period.
      A Subsequent Offering Period, if one is provided, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer, in which stockholders may tender Shares not tendered during the Offer.
      Pursuant to Rule 14d-7 promulgated under the Exchange Act, no withdrawal rights will apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration, the Offer Price, will be paid to stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if one is provided.
      Recommendation. The Company has represented to Purchaser and Progress in the Merger Agreement that the Company Board has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (collectively, the “Transactions”) are fair to and in the best interests of the Company and its stockholders, (b) approved and adopted the Merger Agreement and approved the Transactions in accordance with Delaware law, (c) resolved to recommend that the Company’s stockholders accept the Offer and approve and adopt the Merger Agreement and approve the Merger and (d) resolved to appoint Progress’ designees to the Company Board effective at the Appointment Time in accordance with the provisions of the Merger Agreement.
      However, prior to the Appointment Time, the Company Board may withhold, withdraw, amend, modify or qualify its recommendation in favor of the Offer or the Merger (and recommend that the Company’s stockholders accept a Superior Offer (as defined below)) or enter into a definitive agreement relating to a Superior Offer (a “Change of Recommendation”) if (i) a Superior Offer is made to the Company and is not withdrawn, (ii) the Company has provided written notice of such Superior Offer to Progress, specifying its material terms and conditions and identifying the person or entity making such Superior Offer, (iii) Progress does not, within three (3) business days of its receipt of such notice, make an offer that the Company Board determines in its reasonable judgment, after consultation with a financial advisor of national standing, to be at least as favorable to the Company’s stockholders as such Superior Offer, (iv) the Company Board reasonably concludes, after consultation with its outside counsel, that, in light of such Superior Offer, the failure to withhold, withdraw, amend or modify such recommendation would be inconsistent with the fiduciary obligations of the Company Board to the Company’s stockholders under applicable law and (v) the Company has not violated its obligations with respect to the Stockholders Meeting (as defined below) nor violated certain restrictions in the Merger Agreement regarding the solicitation of Acquisition Proposals (as defined below).
      The Company further represented that the Company Board received from Jefferies Broadview, financial advisor to the Company, its opinion that, as of the date of the Merger Agreement, the Offer Price was fair, from a financial point of view, to the holders of Shares. The Company also represented that such opinion would be delivered to the Company in writing promptly following the date of the Merger Agreement.
      The Merger. The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into the Company. Following the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly owned subsidiary of Progress. The Company has agreed that if approval of the Company’s stockholders is required under Delaware law to consummate the Merger, upon the consummation of the Offer, the Company, acting through the Company Board, will call, give notice of, convene and hold a special meeting of its stockholders (the “Stockholders Meeting”) as soon as practicable on a date based on the mutual agreement of Progress and the Company for the purpose of considering and voting upon the approval and adoption of the Merger Agreement and the approval of the Merger. The Company has also agreed, among other things, to prepare and file proxy materials with the SEC in connection with the Stockholders Meeting.
      Certificate of Incorporation and Bylaws. The Merger Agreement provides that at the effective time of the merger (i) the certificate of incorporation of the Surviving Corporation will be in the form of the certificate of incorporation of Purchaser as in effect immediately prior to the effective time of the Merger (except with respect to the name of the Surviving Corporation, which will be “NEON Systems, Inc.”) and (ii) the bylaws of Purchaser as in effect immediately prior to the effective time of the Merger will be the bylaws of the Surviving Corporation until thereafter amended.
      Directors and Officers. Pursuant to the Merger Agreement and subject to applicable law (i) the initial directors of the Surviving Corporation will be the directors of Purchaser immediately prior to the effective time of the Merger, until their respective successors are duly elected or appointed and qualified and (ii) the initial officers of the Surviving Corporation will be the officers of Purchaser immediately prior to the effective time of the Merger, until their respective successors are duly appointed.
      Effect on Capital Stock. Pursuant to the Merger Agreement, at the effective time of the Merger, (x) each Share issued and outstanding immediately prior to the effective time of the Merger (other than any Shares held by the Company as treasury stock or owned by the Company, any of its subsidiaries, Purchaser, Progress or any other subsidiary of Progress immediately prior to the effective time of the Merger and any Dissenting Shares (as defined below)) will be cancelled and automatically converted into the right to receive the Offer Price; (y) each Share held by the Company as treasury stock or owned by the Company, any subsidiary of the Company, the Purchaser, Progress or any subsidiary of Progress immediately prior to the effective time of the Merger will be cancelled without any conversion; and (z) each share of common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the effective time of the Merger will be converted into one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation.
      The Merger Agreement provides that any Shares held by a holder who has demanded and perfected appraisal rights for such shares in accordance with the Delaware General Corporation Law and who, as of the effective time of the Merger, has not effectively withdrawn or lost such appraisal or dissenters’ rights (“Dissenting Shares”), will not be converted into or represent a right to receive the Offer Price, but instead will be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under Delaware law. From and after the effective time of the Merger, a holder of Dissenting Shares will not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. If any holder of Shares who so demands appraisal effectively withdraws or loses the right to appraisal, then, as of the later of the effective time of the Merger and the occurrence of such event, such holder’s Shares will no longer be Dissenting Shares and will automatically be converted into and represent only the right to receive the Offer Price, without interest thereon, upon surrender of the certificate(s) representing such in accordance with the Merger Agreement.
      Stock Options. The Merger Agreement provides that at the Appointment Time, each outstanding unexercised option to purchase Shares, whether or not then vested or fully exercisable (“Company Options”), will be cancelled and each holder of a Company Option with an exercise price per share less than the Offer Price (an “In-the-Money Option”) that has not been exercised immediately prior to the Appointment Time and is so cancelled will receive, as promptly as practicable following the Appointment Time, an amount in cash, subject to any required withholding of taxes, equal to the product of (i) the total number of Shares issuable pursuant to such In-the-Money Option and (ii) the excess of the Offer Price over the applicable exercise price per Share issuable pursuant to such In-the-Money Option.
      Warrants. The Merger Agreement provides that at the Appointment Time, all outstanding warrants or other rights to purchase Shares other than Company Options (“Company Warrants”) will be terminated and each holder of a Company Warrant which is exercisable as of immediately prior to the Appointment Time, at an exercise price per share less than the Offer Price (an “In-the-Money Warrant”) and is so terminated will receive, as promptly as practicable following the Appointment Time, an amount in cash, subject to any required withholding of taxes, equal to the product of (i) the total number of Shares otherwise issuable upon exercise of such In-the-Money Warrant and (ii) the excess of the Offer Price over the applicable exercise price per Share otherwise issuable upon exercise of such In-the-Money Warrant.
      Top-Up Option. Pursuant to the Merger Agreement, the Company granted to Purchaser the Top-Up Option to purchase that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of such exercise, will constitute one share more than ninety percent (90%) of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares and the exercise of all outstanding Company Options and Company Warrants with an exercise price less than the Offer Price) at a purchase price per Top-Up Option Share equal to the Offer Price.
      Purchaser may, at its election, exercise the Top-Up Option, in whole but not in part, at any one time after the occurrence of a Top-Up Exercise Event (as defined below) and prior to the Top-Up Termination Date (as defined below). A “Top-Up Exercise Event” occurs upon Purchaser’s acceptance for payment pursuant to the Offer of Shares or acquisition of Shares constituting at least eighty percent (80%) of the Shares then outstanding. The “Top-Up Termination Date” occurs upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement and (iii) the date that is ten (10) business days after the occurrence of a Top-Up Exercise Event.
      The Company’s obligation to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the following conditions: (i) no provision of any applicable law or regulation and no judgment, injunction, or decree prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of any such exercise; and (ii) neither the grant of the Top-Up Option nor the delivery of the Top-Up Option Shares requires the approval of the Company’s stockholders pursuant to the rules and regulations of Nasdaq.
      Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Progress and Purchaser with respect to, among other matters, its corporate existence and power, capitalization, corporate authorization, government authorization, non-contravention, consents and approvals, required filings with the SEC, financial statements, absence of certain events, taxes, title to properties, intellectual property, compliance with laws, litigation, employee benefit plans, environmental matters, certain contracts, finders’ fees, insurance, disclosure documents, customers, the Company Board, fairness opinion, financial accounting, information contained in the Merger Agreement, and transaction expenses. Progress and Purchaser have made customary representations and warranties to the Company with respect to, among other matters, its corporate existence and power, corporate authorization, government authorization, non-contravention, litigation, disclosure documents, availability of funds, ownership of Shares, operations and ownership of Purchaser, and finders’ fees.
      Covenants. The Merger Agreement obligates the Company and its subsidiaries, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Appointment Time, to: (a) carry on its business in the usual, regular and ordinary course, consistent with past practice and in compliance in all material respects with applicable laws and regulations, pay its debts and taxes when due (subject to good faith disputes over such debts or taxes), pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practice and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees, (iii) collect its accounts receivable and any other amounts payable to it when due and otherwise enforce any obligations owed to it by others substantially in accordance with their terms, and (iv) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings. In addition, the Company will promptly notify Progress in writing of any material event involving its business or operations.
      The Merger Agreement also contains customary covenants restricting certain activities of the Company and its subsidiaries during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Appointment Time. These covenants provide that the Company will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Progress, with respect to, among other things, waiving stock repurchase rights, accelerating or amending the period of repurchase of restricted stock, repricing stock options, granting severance or termination pay to officers or employees, transferring or licensing rights to intellectual property, declaring or paying dividends or making other distributions in respect of capital stock, initiating stock splits or reclassifications, repurchasing, redeeming or acquiring shares of capital stock (except in connection with termination of employment relationships), agreeing to limit its line of business or geographic area, authorizing, issuing, selling, pledging or otherwise encumbering shares of capital stock (other than pursuant to exercise of Company Options and Company Warrants and Company Options granted to newly hired employees), amending its or any subsidiaries’ certificate of incorporation or bylaws, acquiring other businesses, selling or licensing its material properties or assets other than in the ordinary course of business consistent with past practice, incurring or guaranteeing debt, adopting or amending employee benefit, stock purchase and stock option plans, entering into new employment or collective bargaining agreements, paying special bonuses, increasing compensation to directors, officers, employees or consultants (other than in the ordinary course of business), making capital expenditures in excess of $112,500, amending or terminating material contracts, materially revaluing any of its assets, changing its accounting methods, principles or practices, discharging or settling disputed claims, litigation or liabilities, including for taxes, exceeding $162,500 (other than in the ordinary course of business), or agreeing to do any of the foregoing.
      No Solicitation. The Merger Agreement provides that until the Appointment Time or the termination of the Merger Agreement, the Company and its subsidiaries will not, and will not authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them, to, directly or indirectly, (i) solicit, initiate, knowingly encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined below),

(ii) participate in any discussions or negotiations with a third party regarding, or furnish to any person any nonpublic information with respect to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, subject to the Company’s rights with respect to a Change of Recommendation, or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal, subject to the Company’s rights with respect to a Change of Recommendation.
      If required under Delaware law, the Company may, however, furnish nonpublic information regarding the Company and its subsidiaries to, or enter into discussions with, any person or group who has submitted to the Company (and not withdrawn) an unsolicited, written, bona fide Acquisition Proposal that the Company Board reasonably concludes (after consultation with a financial advisor of national standing) constitutes, or is reasonably likely to lead to, a Superior Offer (as defined below). This right is conditional upon (i) neither the Company nor any of its or its subsidiaries’ representatives having violated any of the non-solicitation provisions set forth in the Merger Agreement, (ii) the Company Board having concluded in good faith, after consultation with its outside legal counsel, that such action is required in order for the Company Board to comply with its fiduciary obligations to the Company’s stockholders and (iii) contemporaneously with furnishing any such nonpublic information, the Company furnishing such nonpublic information to Progress (to the extent not previously furnished to Progress).
      Prior to furnishing any such nonpublic information to, or entering into any such discussions with, such person or group, the Company (i) will provide Progress written notice of (A) the identity of such person or group and all of the material terms and conditions of such Acquisition Proposal, including providing to Progress a written copy of such Acquisition Proposal and (B) the Company’s intention to furnish nonpublic information to, or enter into discussions with, such person or group, and (ii) will enter into with such person or group a confidentiality agreement containing terms at least as restrictive with regard to the Company’s confidential information as the Confidentiality Agreement. The Company agreed to immediately cease any and all existing activities, discussions or negotiations with any parties previously conducted with respect to any Acquisition Proposal. In addition, the Merger Agreement requires the Company to advise Progress orally and in writing, within twenty four (24) hours of its receipt, of an Acquisition Proposal or any request for nonpublic information or other inquiry which the Company reasonably believes could lead to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry, and to provide to Progress a written copy of any such Acquisition Proposal if in writing.
      Nothing contained in the Merger Agreement prohibits the Company or the Company Board from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, if, in the good faith judgment of the Company Board, after consultation with and advice from its outside counsel, such a disclosure is required under applicable law or the failure to do so would be inconsistent with the fiduciary obligations of the Company Board.
      Under the Merger Agreement, “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Progress or Purchaser) relating to or involving: (A) any acquisition or purchase by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% beneficial ownership interest in the total outstanding voting securities of the Company or any of its subsidiaries; (B) any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its subsidiaries; (C) any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (D) any sale, lease, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of 15% or more of the assets of the Company; or (E) any liquidation or dissolution of the Company.
      Under the Merger Agreement, “Superior Offer” means mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation or other business combination involving the Company or (ii) the acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of ownership of 100% of the then outstanding shares of capital stock, in each case, pursuant to which the Company’s stockholders (other than Progress or the Purchaser) immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction, or substantially all of the assets of the Company, in each case, on terms that the Board of Directors of the Company determines, in its reasonable judgment (after consultation with a financial advisor of national standing) to be more favorable to the Company stockholders than the terms of the Offer and the Merger; provided that any such offer shall not be deemed to be a “Superior Offer” unless (A) any financing that is required to consummate the transaction contemplated by such offer is committed; (B) either, (x) the aggregate cash consideration payable to the Company’s stockholders in respect of the transaction contemplated by such offer (or payable to the Company in the case that the transaction contemplated by such offer is a sale of the Company’s assets) is at least $67,721,888, or (y) the value of the total aggregate consideration (cash and securities) payable to the Company’s stockholders in respect of the transaction contemplated by such offer (or payable to the Company in the case that the transaction contemplated by such offer is a sale of the Company’s assets) could not reasonably be expected to be less than $67,721,888, after taking into account fluctuations in historical prices, risks associated with future prices and liquidity of the securities that would be issued in connection with such offer; and (C) the Company Board has determined, in its reasonable judgment and after consultation with its outside counsel, that (i) the conditions to closing the transaction contemplated by such offer are no more difficult to satisfy in the aggregate than the conditions set forth in Annex A to the Merger Agreement and (ii) the transaction contemplated by such offer is reasonably capable of being consummated timely on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such offer.
      Company Stockholders Meeting. Pursuant to the Merger Agreement, if a vote of the Company’s stockholders is required under Delaware law to consummate the Merger, the Company, acting through the Company Board, will upon the consummation of the Offer call and hold a special meeting of its stockholders as soon as practicable for the purpose of considering and voting upon the approval and adoption of the Merger Agreement and the approval of the Merger (the “Stockholders Meeting”). In connection with the Stockholders Meeting, the Company will (i) as promptly as practicable after the Appointment Time prepare and file with the SEC and thereafter mail to its stockholders a proxy or information statement (the “Proxy Statement”) and all other proxy materials required in connection with such meeting, (ii) notify Progress of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information, (iii) give Progress and its counsel the reasonable opportunity to review and comment on the Proxy Statement prior to its being filed with the SEC and give Progress and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC.
      Company Board Representation. The Merger Agreement provides that upon acceptance for payment by Purchaser of a number of Shares pursuant to the Offer that satisfies the Minimum Condition, Progress is entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board and (ii) the percentage that the number of Shares beneficially owned by Progress (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company will take all action necessary to cause Progress’ designees to be elected or appointed to the Company Board, including using its best efforts to seek and obtain resignations of a sufficient number of members of the Company Board. At such time, the Company will also use its best efforts to cause individuals designated by Progress to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board other than any such committee of independent directors established to take action under the Merger Agreement, as more fully described below, that represents the same percentage as such individuals represent on the Company Board. However, if Progress’ designees are appointed or elected to the Company Board, the Company Board will at all times until the effective time of the Merger have at least two (2) directors who are directors on the date of the Merger

Agreement and who are neither officers or employees of the Company nor officers, stockholders, affiliates or associates of Progress (the “Independent Directors”); provided that if one (1) Independent Director remains, such Independent Director will designate a person who meets the foregoing criteria to fill the vacancy created by the resignation of the other Independent Director, and such person will be deemed to be an Independent Director; provided further that if no Independent Directors remain, the other directors will designate persons to fill the vacancies who meet the foregoing criteria, and such persons will be deemed to be Independent Directors.
      Following the election or appointment of Progress’ designees and until the effective time of the Merger, the approval of the majority of Independent Directors will be required to authorize (and such authorization will constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other directors of the Company, will be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Progress or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, any action as to which the consent or agreement of the Company is required under the Merger Agreement, the assertion or enforcement of the Company’s rights under the Merger Agreement to object to (i) failure to consummate the Merger or (ii) a termination of the Merger Agreement, or any determination with respect to any action to be taken or not be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby.
      Antitrust and Other Filings. The Merger Agreement provides that, as promptly as practicable after the execution of the Merger Agreement, each of the Company and Progress will prepare and file (i) any pre-merger notification forms and other documentation required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties, including an appropriate filing of a Notification and Report Form pursuant to the HSR Act and (ii) any other filings required to be filed by it under the Exchange Act, the Securities Act or any other federal, state or foreign laws relating to the Offer, the Merger or the other transactions contemplated by the Merger Agreement.
      Access to Information. The Merger Agreement provides that, during the period commencing of the date of the Merger Agreement and ending at the Appointment Time, the Company will afford Progress and its accountants, counsel and other representatives reasonable access to the Company’s properties, books, records, personnel and customers to obtain all information concerning the Company’s business, including the status of product development efforts, properties, results of operations and personnel, as Progress may reasonably request.
      Public Announcements. The Merger Agreement provides that, prior to the Appointment Time, Progress and the Company will consult with each other and agree before issuing any press release or otherwise making any public statement with respect to the Offer, the Merger or the Merger Agreement, and will not issue any such press release or make any such public statement without the written consent of the other, except as may be required by applicable law or any listing agreement with a national securities exchange or market.
      Reasonable Efforts. The Merger Agreement provides that Purchaser, Progress and the Company will each use commercially reasonable efforts to do, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including using commercially reasonable efforts to accomplish the following: (i) causing the conditions precedent to the Offer and the Merger to be satisfied, (ii) obtaining all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities (as defined in the Merger Agreement) and making of all necessary registrations, declarations and filings and taking commercially reasonable steps that may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) obtaining all necessary consents, approvals or waivers from third parties, (iv) defending any suits, claims, actions, investigations or proceedings challenging the Merger Agreement or the consummation of the transactions contemplated thereby and (v) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

However, neither Progress nor any of its affiliates is under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate of any assets or categories of assets of Progress or any of its affiliates or the Company or any of its subsidiaries or the holding separate of the Shares (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any limitation on the ability of Progress or any of its subsidiaries or affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the Shares (or shares of stock of the Surviving Corporation). In addition, Progress agreed to vote (or cause to be voted) all Shares of the Company beneficially owned by Progress, Purchaser or their affiliates in favor of the approval and adoption of the Merger Agreement and the approval of the Merger at the Stockholders Meeting.
      Notification. Pursuant to the Merger Agreement, the Company and Progress will each give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Offer or the Merger, (ii) any notice or other communication from any Governmental Entity in connection with the Offer or the Merger or (iii) any litigation relating to, involving or otherwise affecting the Company, Progress or their respective subsidiaries, in each case that relates to the consummation of the Offer or the Merger. The Company agreed to give prompt notice to Progress if any representation or warranty made by it in the Merger Agreement becomes untrue or inaccurate, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by the Company under the Merger Agreement. Progress agreed to give prompt notice to the Company if any representation or warranty made by it or Purchaser in the Merger Agreement becomes untrue or inaccurate, or of any failure of Progress or Purchaser to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by Progress or Purchaser under the Merger Agreement.
      Third Party Consents. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement, Progress and the Company will use commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries’ respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated the Merger Agreement.
      Indemnification and Insurance. Pursuant to the Merger Agreement, from and after the Appointment Time, Progress will, and will cause the Company or the Surviving Corporation, to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the effective time of the Merger (the “Indemnified Parties”) and any indemnification provisions under the Company’s Certificate of Incorporation or Bylaws as in effect on the date of the Merger Agreement. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the effective time of the Merger in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time of the Merger, were directors, officers, employees or agents of the Company, unless such modification is required by law.
      For a period of six (6) years after the effective time of the Merger, Progress will cause the Surviving Corporation to maintain directors’ and officers’ liability insurance covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement in an amount and on terms no less favorable than those applicable to the current directors and officers of the Company so covered; provided that Progress will not be required to pay more than $275,000 for such coverage, and in the event that the premium for such coverage exceeds $275,000, then Progress will obtain the maximum coverage at a premium of $275,000. The Company may, with the prior written consent of Progress, purchase an insurance policy providing such coverage.
      The Merger Agreement provides that the indemnification and insurance provisions will survive the consummation of the Merger, and will be binding on all successors and assigns of the Surviving Corporation and Progress, and will be enforceable by the Indemnified Parties, their heirs and personal representatives. If

Progress, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity or (ii) transfers all or substantially of all of its properties and assets to any person, then proper provisions will be made so that the successors and assigns or Progress or the Surviving Corporation, as the case may be, will assume such obligations of Progress under the Merger Agreement with respect to indemnification and insurance.
      Takeover Statutes. If any “poison pill” or similar plan, agreement or arrangement, or any anti-takeover, control share acquisition, fair price, moratorium or other similar statute is or may become applicable to the Merger Agreement, the Offer, the Merger, the Voting and Tender Agreements, the Top-Up Option or the other transactions contemplated by the Merger Agreement, each of Progress and the Company and their respective Boards of Directors will grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such plan, agreement, arrangement or statute and any regulations promulgated thereunder on such transactions.
      Certain Employee Benefits. The Merger Agreement provides that Progress will, to the extent permitted by any employee benefit plan or program sponsored or maintained by Progress or any affiliate (including the Surviving Corporation after the effective time of the Merger), give former Company employees that are retained as employees of the Surviving Corporation credit for their service with the Company both prior to and after the effective time of the Merger for purposes of determining eligibility to participate in and vesting or accrual in such plan or program. Subject to the terms of any applicable employee benefit plan or program of any third party insurer and to the extent consistent with applicable law, Progress will cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any Progress group health plans to be waived with respect to former Company employees that are retained as employees of the Surviving Corporation and their eligible dependents and will provide them with credit for any co-payments and deductibles prior to the effective time of the Merger for purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Progress plans for the plan year in which the effective time of the Merger occurs. However, Progress will have sole discretion with respect to the determination as to whether and when to terminate, merge or continue any employee benefit plans and programs of the Company in accordance with their terms.
      The Merger Agreement provides further that the Company will take all action necessary in advance of the effective time of the Merger to terminate its and its subsidiaries 401(k) plans, if any, effective immediately prior to the effective time of the Merger (the “Company 401(k) Plan”). Progress, with the approval of the plan administrator of Progress’ tax qualified 401(k) plan (“Progress’ 401(k) Plan”), which approval will not be unreasonably withheld, will cause Progress’ 401(k) Plan to accept rollovers or direct rollovers of eligible rollover distributions from or relating to the Company’s 401(k) Plan by Company employees who become employees of the Surviving Corporation by reason of the transactions contemplated by the Merger Agreement. Rollover amounts contributed to Progress’ 401(k) Plan in accordance with the Merger Agreement will be held in each such employee’s account, which at all times will be 100% vested and which will be invested in accordance with the provisions of Progress’ 401(k) Plan.
      Treasury Stock. Pursuant to the Merger Agreement, the Company will take all action necessary to cause all shares of common stock of the Company held in treasury or otherwise held by the Company or any of its subsidiaries to be canceled and extinguished immediately prior to the effective time of the Merger.
      Merger Without Company Stockholders Meeting. If Progress, Purchaser or any other subsidiary of Progress acquires at least ninety percent (90%) of the outstanding Shares pursuant to the Offer or otherwise, Progress and Purchaser will take all necessary and appropriate action to cause the Merger to be effective as soon as practicable after the acceptance for payment and purchase of Shares pursuant to the Offer without the Stockholders Meeting in accordance with the Delaware General Corporation Law.
      Prohibition on Acquiring Shares. The Merger Agreement provides that at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the Appointment Time, except as contemplated by the Merger Agreement, Progress and Purchaser will not acquire, and will use commercially reasonable efforts to ensure that none of its affiliates and associates (as such terms are defined in Section 203 of the Delaware General Corporation Law) acquire, (i) beneficial ownership of, (ii) the right to acquire pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options or otherwise, or (iii) the right to vote pursuant to any agreement, arrangement or understanding, any Shares.
      Section 16 Matters. Prior to the effective time of the Merger, Progress and the Company will take all steps required (to the extent permitted under applicable law) to cause any disposition of Shares (including derivative securities with respect to Shares) resulting from the transactions contemplated by the Offer and the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
      Purchaser Compliance. Pursuant to the Merger Agreement, Progress will cause Purchaser to comply with all of Purchaser’s obligations under or relating to the Merger Agreement. In addition, Purchaser will not engage in any business which is not in connection with the Offer or the Merger.
      Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Progress, Purchaser and the Company to complete the Merger are subject to the satisfaction of the following conditions (collectively, the “Merger Conditions”):

•	if required under Delaware law, the Merger Agreement must be approved and adopted and the Merger must be approved by the stockholders of the Company;

•	no governmental entity must have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and

•	Purchaser must have purchased Shares pursuant to the Offer.
      Termination. Pursuant to its terms, the Merger Agreement may be terminated at any time prior to the Appointment Time:
      (i) by mutual written consent duly authorized by the Boards of Directors of Progress and the Company;
      (ii) by either the Company or Progress:

•	if the Offer has not been consummated by April 19, 2006 (the “Termination Date”); provided that this right to terminate is not available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been a principal cause of or resulted in the failure of the Offer to be consummated before such date, and such action or failure to act constitutes a breach of the Merger Agreement; or

•	if a Governmental Entity has issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable.
      (iii) by the Company:

•	upon a breach of any representation, warranty, covenant or agreement on the part of Progress or Purchaser set forth in the Merger Agreement, or if any representation or warranty of Progress or Purchaser becomes untrue, in either case in any material respect, so as to prevent or otherwise materially adversely effect or delay the ability of Progress or Purchaser from consummating the Offer in accordance with the terms of the Merger Agreement; provided that if such inaccuracy in Progress’ or Purchaser’s representations and warranties or breach by Progress or Purchaser is curable by Progress or Purchaser, as applicable, then the Company may not so terminate the Merger Agreement for 30 days after delivery of written notice from the Company to Progress of such breach and intent to terminate, provided Progress continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not so terminate the Merger Agreement if such breach by Progress or Purchaser is cured during such 30-day period, or if the Company has materially breached the Merger Agreement); or

•	if the Company Board has effected a Change of Recommendation pursuant to and in compliance with the Merger Agreement.

      (iv) by Progress:

•	if the Offer expires without any Shares being purchased pursuant to the Offer; provided that this right to terminate the Merger Agreement is not available to Progress if its breach of the Merger Agreement has been the cause of, or resulted in, the failure of Progress or Purchaser to purchase the Shares pursuant to the Offer;

•	if a Triggering Event (as defined below) has occurred; or

•	upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, or if any representation or warranty of the Company has become untrue, in either case such that certain conditions to the Offer relating to (i) the truth and correctness of the representations and warranties of the Company contained in the Merger Agreement or (ii) the performance of and compliance with the obligations and covenants of the Company contained in the Merger Agreement, would not be satisfied as of the time of such breach or as of the time such representation or warranty has become untrue; provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company, then Progress may not so terminate the Merger Agreement for 30 days after delivery of written notice from Progress to the Company of such breach and intent to terminate, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Progress may not so terminate the Merger Agreement if such breach by the Company is cured during such 30-day period, or if Progress has materially breached the Merger Agreement).
      Under the Merger Agreement, a “Triggering Event” will be deemed to have occurred if, whether or not permitted to do so: (i) the Company Board or any committee thereof has for any reason withdrawn or amended or modified in a manner adverse to Progress or Purchaser its approval or recommendation in favor of the Offer, the adoption and approval of the Merger Agreement or the approval of the Merger; (ii) the Company has failed to include in its Solicitation/ Recommendation Statement on Schedule 14D-9 the recommendation of the Company Board in favor of the acceptance of the Offer; (iii) the Company Board fails publicly to reaffirm its approval or recommendation in favor of the Offer within ten (10) business days after Progress requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal; (iv) the Company Board or any committee thereof has approved or publicly recommended any Acquisition Proposal; (v) the Company has entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of the Company has been commenced by a person unaffiliated with Progress, and the Company has not sent to its stockholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.
      Fees and Expenses. Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated, and the filing fee in connection with the Notification and Report Form under the HSR Act will be paid by Progress.
      In the event that the Merger Agreement is terminated (i) by either the Company or Progress if the Offer has not been consummated by the Termination Date, (ii) by the Company if the Company Board has effected a Change of Recommendation or (iii) by Progress if a Triggering Event has occurred, then the Company will promptly, but in no event later than two days after the date of such termination, pay Progress a fee in the amount of $2,040,000 in immediately available funds (the “Termination Fee”); provided that in the case of a termination by either the Company or Progress if the Offer has not been consummated by the Termination

Date prior to which no Triggering Event has occurred, (A) such payment shall be made only if following the date of the Merger Agreement and prior to the termination of the Merger Agreement, a person has publicly announced an Acquisition Proposal and within twelve (12) months following the termination of the Merger Agreement a Company Acquisition (as defined below) is consummated or the Company enters into a binding agreement providing for a Company Acquisition and (B) such payment shall be made promptly, but in no event later than two (2) business days after the consummation of such Company Acquisition or the entry by the Company into such agreement.
      In the event that the Merger Agreement is terminated by Progress upon a breach of any representation, warranty, covenant or agreement on the part of the Company or if any representation or warranty of the Company has become untrue, as more fully set forth above, due to a material breach by the Company of any of the provisions of (A) the section of the Merger Agreement relating to the Company Board’s right to change its recommendation in favor of the Offer and the Merger or (B) the section of the Merger Agreement relating to no solicitation by the Company, in either case as a result of actions of any of the Company’s directors or executive officers, then the Company will promptly, but in no event later than two (2) days after demand by Progress, pay Progress its out-of-pocket fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, up to an aggregate amount not to exceed $500,000 (the “Expense Reimbursement”).
      Pursuant to the Merger Agreement, if the Company fails to pay the Termination Fee or the Expense Reimbursement in a timely manner, and, in order to obtain such payment, Progress makes a claim for such amount that results in a judgment against the Company for the Termination Fee or the Expense Reimbursement, the Company will pay to Progress its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Termination Fee or the Expense Reimbursement from such date until the payment of such amount (together with such accrued interest). Payment of the Termination Fee or the Expense Reimbursement is not in lieu of damages incurred in the event of breach of the Merger Agreement.
      As used in the Merger Agreement, “Company Acquisition” means any of the following transactions (other than the transactions contemplated by the Merger Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the Company’s stockholder (other than with Progress or any controlled affiliate thereof) immediately preceding such transaction hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Company of assets representing fifty percent (50%) or more of the aggregate fair market value of the Company’s business immediately prior to such sale, or (iii) the acquisition by any person or group (other than by Progress or any controlled affiliate thereof) (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing fifty percent (50%) or more of the voting power of the then outstanding shares of capital stock of the Company.
      Amendments and Waivers. The Merger Agreement provides that subject to applicable law and the terms and provisions of the Merger Agreement, the Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of Progress and the Company. The Merger Agreement further provides that subject to its terms and provisions, at any time prior to the effective time of the Merger any party may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant thereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained therein. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under the Merger Agreement will not constitute a waiver of such right.

Voting and Tender Agreements
      Progress and Purchaser have entered into Voting and Tender Agreements with each of the Company’s directors and executive officers, John J. Moores and 39 trusts and other entities affiliated with John J. Moores (the “Voting Agreement Signatories”). As of December 19, 2005, the directors and executive officers of the Company, John J. Moores and the 39 trusts and other entities affiliated with John J. Moores together have voting and dispositive control over 4,216,368 outstanding Shares, representing approximately 44% of the outstanding Shares (which represents approximately 33.6% of the Shares that are currently estimated to be deemed outstanding for purposes of determining the Minimum Condition). Of such 4,216,368 outstanding Shares, the directors and executive officers of the Company together have voting and dispositive control over 13,800 Shares, representing approximately 0.1% of the outstanding Shares, and John J. Moores and the 39 trusts and other entities affiliated with John J. Moores together have voting and dispositive control over 4,202,568 Shares, representing approximately 43.9% of the outstanding Shares. Pursuant to the Voting and Tender Agreements, each Voting Agreement Signatory has agreed to tender and, subject to satisfaction of the Minimum Condition, sell to Purchaser pursuant to the Offer not later than one business day prior to the initial expiration date of the Offer, without regard to any extension thereof, all of his, her or its Shares, and not to withdraw such Shares once tendered. Each Voting Agreement Signatory has also agreed to vote his or its Shares (a) in favor of the Merger Agreement and the Merger and (b) against any Acquisition Proposal or Superior Offer. In addition, under the Voting and Tender Agreements (so long as they remain in effect), each Voting Agreement Signatory has granted an irrevocable proxy to and appointed the members of Progress’ Board of Directors as such Voting Agreement Signatory’s proxy and attorney-in-fact to vote all of the Shares held by each such Voting Agreement Signatory (a) in favor of the Merger Agreement and the Merger and (b) against any Acquisition Proposal or Superior Offer.
      Each Voting and Tender Agreement and the obligations of each Voting Agreement Signatory thereunder will terminate automatically upon the earliest to occur of the following: (i) such date and time as the Merger becomes effective in accordance with the Merger Agreement; (ii) such date and time as Purchaser accepts for payment all of the Shares held by such Voting Agreement Signatory; (iii) such date and time as the Merger Agreement is amended to lower or change the form of consideration set forth in the Offer Price; and (iv) such date and time as the Merger Agreement is validly terminated in accordance with its terms.

Confidentiality Agreement
      Pursuant to the Confidentiality Agreement, Progress and the Company each agreed, among other things, to keep confidential and not disclose to any third party certain information concerning the other furnished to it and its representatives by the other (“Confidential Information”), and to use the Confidential Information solely for evaluating a potential business relationship between Progress and the Company. Progress and the Company each further agreed not to disclose that any discussions between them have taken place and, upon request, to return all Confidential Information in its or its professional advisors’ possession to the disclosing party. Progress and the Company also agreed that neither the Confidentiality Agreement nor the discussions between them to address the feasibility of a potential business relationship will be construed to prevent either party from pursuing similar discussions with third parties in similar markets or from independently developing, acquiring, and marketing products, services, and other materials which are similar to or competitive in any geographic area and in any form with the other’s products or services. The Confidentiality Agreement will have no force and effect after two (2) years from the date of the last disclosure of Confidential Information under the Confidentiality Agreement.

Rule 13e-3
      The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not held by us. We believe, however, that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger would be effected within one year following consummation of the Offer, and in the Merger stockholders would receive the same price per Share as paid in the Offer. If Rule 13e-3 were applicable to the Merger, it would require, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed Transactions and the consideration offered to minority stockholders in such a transaction, be filed with the SEC and disclosed to minority stockholders prior to consummation of the Transactions.

13.	Source and Amount of Funds
      We estimate that the total amount of funds required to purchase all Shares pursuant to the Offer and the Merger and to pay to the holders of outstanding NEON stock options and warrants the amounts required under the Merger Agreement will be approximately $68 million. Progress will ensure that sufficient funds are available to Purchaser to acquire all of the outstanding Shares pursuant to the Offer and the Merger and to pay all amounts required to be paid to the holders of outstanding NEON stock options and warrants. The Offer is not conditioned upon Progress’ or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. We believe that the cash and cash equivalents of Progress and its subsidiaries will be adequate to fund the payment of the aggregate consideration required under the terms of the Offer and the Merger Agreement, without the need for borrowing from any third party.

14.	Dividends and Distributions
      The Merger Agreement provides that the Company will not, and will not permit any of its subsidiaries to, between the date of the Merger Agreement and the earlier of the termination of the Merger Agreement pursuant to its terms and the Appointment Time, without the prior consent of Progress, declare, set aside or pay any dividends or make any other distributions (whether in cash, stock, equity securities or property) in respect of any of its capital stock or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock.

15.	Conditions of the Offer
      Capitalized terms used in the following discussion shall have the meanings given to such terms in the Merger Agreement. Notwithstanding any other provision of the Offer, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any tendered Shares and (subject to any such rules or regulations) may delay the acceptance for payment of or the payment for any tendered Shares if: (i) there are not validly tendered (and not properly withdrawn) prior to the expiration date for the Offer (as extended in accordance with the Merger Agreement) (the “Determination Time”) that number of Shares which, when added to any such Shares owned by Progress or any of its affiliates, will at least satisfy the Minimum Condition; (ii) by the Determination Time the waiting period (or any extension thereof) applicable to the Offer or the Merger under the HSR Act or any other antitrust or competition laws, rules or regulations the parties agree are applicable has not terminated or expired; (iii) prior to the Determination Time the Merger Agreement is terminated according to its terms; or (iv) at the Determination Time, any of the following events have occurred and are continuing (collectively, the “Offer Conditions”):

(a) there is instituted or pending any action or proceeding by any Governmental Entity (i) seeking to restrain, prohibit or otherwise materially interfere with the ownership or operation by Progress or any of its subsidiaries of all or any portion of the business of the Company or any of its subsidiaries or of Progress or any of its subsidiaries or to compel Progress or any of its subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries or of Progress or any of its subsidiaries, (ii) seeking to impose material limitations on the ability of Progress or any of its subsidiaries effectively to exercise full rights of ownership of the Shares (or shares of stock of the Surviving Corporation) including the right to vote any such shares on any matters properly presented to shareholders or (iii) seeking to require divestiture by Progress or any of its subsidiaries of any such shares; or;

(b) there is any Legal Requirement, injunction, order (whether temporary, preliminary or permanent) or decree enacted, entered, enforced, promulgated, issued or deemed applicable to the Offer or the Merger by any Governmental Entity which (i) results in any of the consequences referred to in clauses (i) or (ii) of the immediately preceding paragraph (a), or (ii) is in effect and which has the effect of making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger; or

(c) any representation or warranty of the Company contained in the Merger Agreement (i) was not true and correct as of the date of the Merger Agreement or (ii) is not true and correct as of the Determination Time with the same force and effect as if made as of the Determination Time and, in each case, (A) the failure of such representation or warranty to be true and correct, in each case, or in the aggregate, constitutes or would constitute a Company Material Adverse Effect as of the Determination Time; provided, however, such Company Material Adverse Effect qualification is inapplicable with respect to the representations and warranties contained in Sections 3.2(a), 3.2(b), 3.3, 3.4(a) and 3.19 of the Merger Agreement (which representations need be true and correct at the applicable times in all material respects), and (B) for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A) as of such particular date (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the execution of the Merger Agreement shall be disregarded). At the Determination Time, the Company shall have delivered to Progress a certificate with respect to the truth and correctness of each representation and warranty of the Company, consistent with the foregoing and signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer; or

(d) the Company has failed to perform or comply in any material respect with any of its obligations, covenants or agreements contained in the Merger Agreement required to be performed or complied with at or prior to the Determination Time, including all obligations, covenants, and agreements set forth in Section 5.1 of the Merger Agreement regarding conduct of business by the Company, and the Company shall have delivered to Progress a certificate to the effect that the Company has so performed or complied in all material respects with all such obligations, covenants and agreements, signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer; or

(e) any Company Material Adverse Effect.
      The foregoing conditions (x) are for the sole benefit of Progress and Purchaser and (y) may be asserted by Progress and Purchaser on or before the expiration of the Offer, and, except for the (1) Minimum Condition or (2) expiration or termination or any applicable waiting period under the HSR Act or foreign laws, and otherwise subject to the terms of the Merger Agreement, may be waived by Progress and Purchaser, in whole or in part, at any time and from time to time on or before the expiration of the Offer, in the sole discretion of Progress and Purchaser. Except for any conditions subject to government approvals, all of the foregoing conditions will be satisfied or waived on or before the expiration of the Offer.
      Any change in, or waiver by Progress and Purchaser of, any of the foregoing conditions that is material to the holders of Shares will be announced publicly by Progress and Purchaser. The Offer may, in certain circumstances, be extended in connection with any such change or waiver. See Section 1.
      As used in the Merger Agreement, “Company Material Adverse Effect” means any change, event, circumstance or effect (whether or not such change, event, circumstance or effect constitutes a breach of a representation, warranty or covenant made by the Company in the Merger Agreement) that is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), capitalization, financial condition, operations, revenues or liabilities of the Company taken as a whole with its subsidiaries, and excluding any change, event, circumstance or effect that is proximately caused by (A) changes in general economic conditions or changes generally affecting the industry in which the Company operates (provided that such changes do not affect the Company in a materially disproportionate manner), (B) changes, effects or events resulting from the announcement or pendency of the Offer or the Merger or from the taking of any action required by the Merger Agreement (including any cancellations of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships, any loss of employees and actions by competitors, or any action required to be taken under Legal Requirements applicable to the transactions contemplated by the Merger Agreement), (C) any actions taken or announced by Progress or Purchaser or taken or announced by the Company at the request or direction of Progress or Purchaser, or any inaction or failure to act by Progress or Purchaser or by the Company at the request or direction of Progress or Purchaser, or (D) war, terrorism, hostilities or civil unrest. Any change in the price at which the Shares are traded or any failure of the Company to meet internal, published or other estimates, predictions, projections or forecasts of revenues, net income or any other measure of financial performance will not, in and of itself, constitute a Company Material Adverse Effect, in the absence of an underlying change, effect or event that has caused or contributed to such change or failure and which is or is reasonably likely to be materially adverse to the business, assets (including intangible assets) capitalization, operations, revenues or liabilities of the Company taken as a whole with its subsidiaries (it being understood that any such underlying change, effect, or event may be deemed to constitute, or be taken into account in determining whether there has been a Company Material Adverse Effect). The Company shall be required to sustain, with respect to the foregoing clauses (B) and (C), the burden of demonstrating that any such change, event, circumstance or effect was proximately caused by the circumstances described in such clause.

16.	Legal Matters; Required Regulatory Approvals
      Except as set forth in this Offer to Purchase, we are not aware of any licenses or regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of Shares (and the indirect acquisition of the stock of the Company’s subsidiaries) in the Offer, or any filings, approvals or other actions by or with any domestic, foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to our acquisition or ownership of the Shares (or the indirect acquisition of the stock of the Company’s subsidiaries). Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company’s or its subsidiaries’ business, or that certain parts of the Company’s or Progress’ or any of their respective subsidiaries’ business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action or in the event that such approvals were not obtained or such actions were not taken. Purchaser’s obligation to purchase and pay for Shares is subject to certain conditions, including conditions with respect to governmental actions. See the Introduction and Section 15 for a description of the conditions to the Offer, including with respect to litigation and governmental actions.
      State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in those states or that have substantial assets, security holders, principal executive offices or principal places of business in those states. In the Merger Agreement, Progress, Purchaser and the Company agreed that if any anti-takeover, control share acquisition, fair price, moratorium or other similar statute is or may become applicable to the Merger Agreement, the Offer, the Merger, the Voting Agreements, the Top-Up Option or the other transactions contemplated by the Merger Agreement, each of Progress and the Company and their respective Boards of Directors will grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such plan, agreement, arrangement or statute and any regulations promulgated thereunder on such transactions.
      Section 203 of the Delaware General Corporation Law (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire fifteen percent (15%) or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which such stockholder became an interested stockholder. The Company Board approved for purposes of Section 203 the entering into by Purchaser, Progress and the Company of the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Progress and Purchaser by virtue of such actions. In addition, the Company Board approved for purposes of Section 203 the entering into of the Voting and Tender Agreements and the transactions contemplated thereby and has taken all appropriate action so that Section 203 with respect to the Company will not be applicable to Progress and Purchaser.
      Antitrust. Under the HSR Act and the rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is, and the proposed Merger may be, subject to these requirements. Purchaser will file a Premerger Notification and Report Form with the Antitrust Division and the FTC in connection with the purchase of Shares pursuant to the Offer.
      Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing by the Purchaser of the Premerger Notification and Report Form with the FTC and Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or we receive a Request for Additional Information and Documentary Material from the Antitrust Division or the FTC prior to that time. If either the FTC or the Antitrust Division were to issue a Request for Additional Information and Documentary Material to us, the waiting period with respect to the Offer would expire at 11:59 p.m., Eastern time, on the tenth calendar day after the date of our substantial compliance with that request. Thereafter, the waiting period could be extended only by court order or with our consent. The additional 10-calendar-day waiting period may be terminated sooner by the FTC and the Antitrust Division. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company’s failure to make those filings nor the issuance to the Company by the FTC or the Antitrust Division of a Request for Additional Information and Documentary Material will extend the waiting period with respect to the Offer.
      The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions, such as our acquisition of Shares in the Offer and the proposed Merger. At any time before or after our purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws that either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer, the divestiture of Shares purchased pursuant to the Offer or the divestiture of substantial assets of the Company or Progress or any of their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. See Section 15.
      State antitrust authorities and private parties in certain circumstances may bring legal action under the antitrust laws seeking to enjoin the Offer or the Merger or to impose conditions on the Offer or the Merger. See “Reasonable Efforts” discussed above in Section 12.
      Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the Delaware General Corporation Law to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.
      The foregoing summary of the rights of dissenting stockholders under the Delaware General Corporation Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the Delaware General Corporation Law. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the Delaware General Corporation Law. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

17.	Fees and Expenses
      We have retained Georgeson Shareholder Communications Inc. to act as the Information Agent and Georgeson Shareholder Securities Corporation to act as our Dealer Manager in connection with the Offer. We will pay Georgeson Shareholder Communications Inc. and Georgeson Shareholder Securities Corporation reasonable and customary compensation for their services as Information Agent and Dealer Manager. The Dealer Manager may contact stockholders by personal interview, mail, e-mail, telephone, facsimile transmission, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.
      In addition, we have retained American Stock Transfer & Trust Company as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer.
      Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous
      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our own discretion, take any action as we may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in those jurisdictions.
      In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by the Dealer Manager or by one or more other registered brokers or dealers that are licensed under the laws of such jurisdiction.
      We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the office of the SEC in the same manner as described in Section 8 with respect to information concerning the Company.
      We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, you should not rely on any such information or representation as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Progress, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.
NOBLE ACQUISITION CORP.
December 29, 2005

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF PROGRESS
      Set forth below are the name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Progress. The business address of each director and executive officer employed by Progress is 14 Oak Park, Bedford, Massachusetts 01730, United States. All executive officers and directors are citizens of the United States.
      Joseph W. Alsop, a co-founder of Progress, has been a director and Chief Executive Officer since Progress’ inception in 1981.
      Roger J. Heinen, Jr. has been a director of Progress since March 1999. Mr. Heinen has since December 1997 been a Venture Partner of Flagship Ventures, a venture capital company. Mr. Heinen formerly served as Senior Vice President, Developer Division, Microsoft Corporation. Mr. Heinen is also a director of ANSYS Inc.
      Michael L. Mark has been a director of Progress since July 1987. Mr. Mark is a private investor.
      Scott A. McGregor has been a director of Progress since March 1998. Mr. McGregor has since January 2005 been President and Chief Executive Officer of Broadcom Corp. From 2002 to 2004 he was Chief Executive Officer of Philips Semiconductors. From 1998 to 2001 he was Senior Vice President and General Manager of Philips Electronics, North America.
      Amram Rasiel has been a director of Progress since April 1983. Mr. Rasiel is a private investor.
      James D. Freedman was appointed Vice President and General Counsel in 1995 and was appointed Senior Vice President and General Counsel in August 2004. Mr. Freedman joined Progress in 1992.
      David G. Ireland joined Progress in 1997 as Vice President, Core Products and Services and was appointed Vice President and General Manager, Core Products and Services in 1998, Vice President and General Manager, Worldwide Field Operations in 1999 and President, Progress OpenEdge in 2000.
      Gregory J. O’Connor was appointed Vice President, Apptivity Engineering in 1998 and was appointed Vice President, Sonic Engineering in 1999 and President, Sonic Software Corporation in 2001. Mr. O’Connor joined Progress in 1992.
      Richard D. Reidy was appointed Vice President, Development Tools in 1996 and was appointed Vice President, Product Development in 1997, Vice President, Products in 1999, Senior Vice President, Products and Corporate Development in 2000 and President, DataDirect Technologies in May 2004. Mr. Reidy joined Progress in 1985.
      Norman R. Robertson joined Progress in 1996 as Vice President, Finance and Chief Financial Officer and was appointed Vice President, Finance and Administration and Chief Financial Officer in 1997 and Senior Vice President, Finance and Administration and Chief Financial Officer in 2000.
      Peter G. Sliwkowski was appointed Vice President, Development in 1997 and President, ObjectStore in October 2004. Mr. Sliwkowski joined Progress in 1988.
      Jeffrey R. Stamen joined Progress in June 2004 as Senior Vice President, Corporate Strategy and Business Development. From 1999 to 2004, Mr. Stamen was Chief Executive Officer of Syncra Systems, Inc., a software developer.

I-1

SCHEDULE II
DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER
      Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. The business address of each director and executive officer employed by Purchaser is 14 Oak Park, Bedford, Massachusetts 01730, United States. All executive officers and directors are citizens of the United States.
      Joseph W. Alsop was elected as the President and sole director of Purchaser upon Purchaser’s incorporation in December, 2005. Mr. Alsop, a co-founder of Progress, has also been a director and the Chief Executive Officer of Progress since Progress’ inception in 1981.
      Norman R. Robertson was elected as the Treasurer of Purchaser upon Purchaser’s incorporation in December, 2005. Mr. Robertson joined Progress in 1996 as Vice President, Finance and Chief Financial Officer and was appointed Vice President, Finance and Administration and Chief Financial Officer of Progress in 1997 and Senior Vice President, Finance and Administration and Chief Financial Officer of Progress in 2000.
      James D. Freedman was elected as the Secretary of Purchaser upon Purchaser’s incorporation in December, 2005. Mr. Freedman was appointed Vice President and General Counsel of Progress in 1995 and was appointed Senior Vice President and General Counsel of Progress in August 2004. Mr. Freedman joined Progress in 1992.

II-1

SCHEDULE III
SHARES OR OTHER EQUITY SECURITIES OF THE COMPANY
BENEFICIALLY OWNED BY PURCHASER AND PROGRESS
      Neither Purchaser nor Progress, nor any of their respective executive officers, directors and subsidiaries, beneficially owns any Shares.

III-1

      Copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each holder of Shares who wishes to tender his Shares in the Offer or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the addresses set forth below:
The Depositary for the Offer is:
AMERICAN STOCK TRANSFER & TRUST COMPANY

By First Class Mail:	By Certified or Express Delivery:	By Hand:
American Stock Transfer	American Stock Transfer	American Stock Transfer
& Trust Company	& Trust Company	& Trust Company
P.O. Box 2042	6201 Fifteenth Avenue	59 Maiden Lane
New York, New York 10272-2042	Brooklyn, New York 11219	Concourse Level
New York, New York 10005
      Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
(GEORGESON SHAREHOLDER LOGO)
GEORGESON SHAREHOLDER COMMUNICATIONS INC.
17 State Street — 10th Floor
New York, NY 10004
Toll Free: (888) 666-2593
Banks and Brokers: (212) 440-9800
The Dealer Manager for the Offer is:
GEORGESON SHAREHOLDER SECURITIES CORPORATION
17 State Street — 10th Floor
New York, NY 10004
Toll Free: (888) 666-2593
Banks and Brokers: (212) 440-9800